
11005809

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
MAR 3 1 2011
SECTION
211

Post-Qualification Amendment No. 3
to
FORM 1-A/A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

THE GODSPELL LLC
Exact name of issuer as specified in its charter

DELAWARE
State or other jurisdiction of incorporation or organization

DAVENPORT THEATRICAL ENTERPRISES, INC.
250 WEST 49TH STREET
SUITE #301
NEW YORK, NY 10019
212 874-5348
Address, including zip code, and telephone number, including area code of issuer's principal executive office

DAVENPORT THEATRICAL ENTERPRISES, INC.
250 WEST 49TH STREET
SUITE #301
NEW YORK, NY 10019
212 874-5348
ATTENTION: KENNETH A. HASIJA
Name, address, including zip code, and telephone number, including area code, of agent for service

7990	27-1743887
Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I

ITEM 1. Significant Parties

Name	Business Address	Residential Address
Davenport Theatrical Enterprises, Inc. (issuer's Managing Member)	250 West 49th Street Suite #301 New York, NY 10019	
Kenneth A. Hasija (p/k/a Ken Davenport), the president of the issuer's managing member (issuer's officers)	Davenport Theatrical Enterprises, Inc. 250 West 49th Street Suite #301 New York, NY 10019	201 West 70th Street Apt 30G New York, NY 10023
Davenport Theatrical Enterprises, Inc. (record owners of 5% or more of any class of the issuer's equity securities)	250 West 49th Street Suite #301 New York, NY 10019	
Davenport Theatrical Enterprises, Inc. (beneficial owners of 5% or more of any class of the issuer's equity securities)	250 West 49th Street Suite #301 New York, NY 10019	
Davenport Theatrical Enterprises, Inc. (promoters of the issuer)	250 West 49th Street Suite #301 New York, NY 10019	
Davenport Theatrical Enterprises, Inc. (affiliates of the issuer)	250 West 49th Street Suite #301 New York, NY 10019	
Franklin, Weinrib, Rudell & Vassallo, P.C. (counsel to the issuer)	488 Madison Avenue, New York, New York 10022	
Reitler Kailas & Rosenblatt LLC (counsel to the issuer)	885 Third Avenue New York, NY 10022	
Edwards Angell Palmer & Dodge LLP (counsel to the issuer)	111 Huntington Ave. Boston, MA 02199	

ITEM 2. Application of rule 262

(a) None of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262

(b) N/A

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities will not be offered by underwriters, dealers or salespersons in any jurisdiction.

(b) The securities are to be offered other than by underwriters, dealers or salesmen in the following jurisdictions: California, Connecticut, Georgia, Illinois, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, New Jersey, New York and Ohio (subject to qualification or exemption from registration in each of the aforementioned states, as and if necessary), by the following method: solicitation by Kenneth Hasija, on behalf of the Managing Member, through his personal contacts, the internet and word of mouth. The securities have already been approved for qualification in California, Connecticut, Georgia, Illinois, Massachusetts, Michigan, Minnesota, New Jersey and New York. The securities offering is exempt from registration in Louisiana.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Davenport Theatrical Enterprises, Inc., the Company's managing member, is the general partner of Miss Abigail's Limited Partnership (the "LP"). On October 7, 2010, the LP issued $450,000 of limited partnership interests in order to finance the Off-Broadway stage production of "Miss Abigail's Guide to Dating, Mating and Marriage." The limited partnership interests were issued in a transaction not involving any public offering pursuant to the exemption from registration in Section 4(2) of the Securities Act of 1933 and Rule 506 thereunder because the interests were issued exclusively to a small number of accredited investors, all of whom purchased the interests for investment for their own accounts, and the LP has taken appropriate measures to restrict the transfer of the interests. The names and identities of the LP's investors are:

Name:	Investing Entity:
Amir Arison	
Connie Tirschwell	
Debbie Fisher	
Don Kwon	New Venture Entertainment Co, Ltd.
Gary Lenet	
Greg Kraut	

Heni Koenigsberg	
Hunter Arnold	
Jack Dowd	
John McGrain	San Gabriel Fund LLC
John McGrain	JMW Fund LLC
Judy Manocherian	
Karyl Lynn Burns	
Kenneth Hasija	Davenport Theatrical Enterprises, Inc.
Kevin Lyle	R2L Ventures LLC
Larry Moss	
Lauren Schneider	
Lily Fan	
Rex Hakimian	
Rina Saltzman	
Sarah Saltzberg	Sarah Saltzberg, Inc.
Scott Mallalieu	
Todd Miller	
Tom Lombardi	
Walter Pancoe	

ITEM 6. Other Present or Proposed Offerings

Davenport Theatrical Enterprises, Inc., the Company's Managing Member, anticipates the possibility of conducting Rule 506 offerings for other theatrical production during the following twelve (12) months.

ITEM 7. Marketing Arrangements

(a) There are no arrangements known to the issuer or to any person named in response to Item 1 above to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any of the securities to be offered, or for withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There will be no underwriter for the offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

The issuer will not use a solicitation of interest document.

PART II

OFFERING CIRCULAR

Dated: March 30, 2011

This Offering Circular may not be used after January 23, 2012 (the "*Offering Deadline*").

THE GODSPELL LLC
50,000 Units

This Offering Circular relates to our offering of up to 50,000 units (each, a "*Unit*") representing limited liability company membership interests in The Godspell LLC (the "*Company*", "*we*" or "*us*") with its executive office located at 250 West 49th Street, Suite #301, New York, NY 10019, 212 874-5348. The Units are offered at $100 each on a best efforts basis, with a minimum investment of $1,000, and there can be no assurance that all of the Units offered will be subscribed for. However, at least 37,500 Units (representing proceeds of $3,750,000) must be sold to close the minimum offering. The offering commenced in August 2010 and will terminate on the earliest of (i) the Offering Deadline, (ii) the first paid public performance of the Broadway revival of "Godspell" which we intend to produce, or (iii) the sale of all 50,000 Units being offered. We will pay all expenses incurred in this offering.

The proceeds of this offering will be deposited in a special bank account in trust until at least Three Million Seven Hundred and Fifty Thousand Dollars ($3,750,000) (the "*Minimum Offering*") is completed, at which time all of such proceeds will be available to us for our business operations. However, the Company does not currently have a trust agreement or a trustee. If the Minimum Offering is not completed by the Offering Deadline, we will promptly return the proceeds to subscribers without interest.

There will be no underwriter involved in the sale of the Units. No broker-dealer is participating in this offering and no sales commission will be paid to any person in connection with this offering. We intend to offer the Units through Davenport Theatrical Enterprises, Inc. (the "*Managing Member*"). The Managing Member will not be paid any commission for such sales. Our Units are not listed on any national exchange or on the over the counter inter-dealer quotation system. There is no market for the Units, and under the terms of the Company's operating agreement (the "*Operating Agreement*") the Units may not be sold, transferred, assigned, pledged or disposed of, in whole or in part, without the prior written consent of the Managing Member.

Except with respect to the investment of front money, there will be no deductions from the funds returned to investors if the Minimum Offering is not completed. The front money investor risks the total loss of his investment.

These are speculative securities. Investment in the units involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See, *Risk Factors* beginning on page 10.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Offering Price	Underwriting Discounts and Commission	Proceeds to Company (1)
Minimum Investment	$1,000	None	$1,000
Minimum Offering	$3,750,000	None	$3,750,000
Maximum Offering	$5,000,000	None	$5,000,000

(1) Before deducting expenses of the offering which are estimated to be approximately $200,000.

IMPORTANT NOTICES TO INVESTORS

INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT PURCHASE UNITS UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. PLEASE SEE "*RISK FACTORS*" BEGINNING ON PAGE 10 TO READ ABOUT IMPORTANT RISKS YOU SHOULD CONSIDER BEFORE PURCHASING UNITS.

THE OFFERING CIRCULAR IS NOT AN OFFER TO SELL UNITS AND IT IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE OF THE UNITS IS NOT PERMITTED.

THE UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK DOES NOT PASS ON THE MERITS OF THIS OFFERING.

THE NEW JERSEY BUREAU OF SECURITIES DOES NOT PASS ON THE MERITS OF THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE UNITS HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF

THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITS ARE BEING OFFERED AND SOLD IN: CALIFORNIA, CONNECTICUT, GEORGIA, ILLINOIS, LOUISIANA, MASSACHUSETTS, MICHIGAN, MINNESOTA, NEW JERSEY AND NEW YORK. EXCEPT FOR THE AFOREMENTIONED STATES, (I) THE UNITS ARE NOT BEING OFFERED, DIRECTLY OR INDIRECTLY, TO RESIDENTS OF ANY STATE IN THE UNITED STATES, (II) INFORMATION IN THIS OFFERING CIRCULAR PERTAINING TO THE OFFERING OF UNITS IS NOT BEING SPECIFICALLY DIRECTED BY, OR ON BEHALF OF THE COMPANY, TO ANY PERSON OF ANY STATE IN THE UNITED STATES OR OUTSIDE OF THE UNITED STATES. NO SALES OF ANY UNITS SHALL BE MADE IN ANY STATE, JURISDICTION OR TERRITORY IN THE UNITED STATES UNLESS (I) THE OFFERING HAS BEEN REGISTERED IN SUCH STATE, JURISDICTION OR TERRITORY AND AN OFFERING CIRCULAR HAS BEEN DELIVERED TO THE INVESTOR PRIOR TO SUCH SALE, OR (II) THE SALES ARE EXEMPT FROM REGISTRATION. WE PLAN TO QUALIFY THE OFFERING IN SUCH OTHER STATES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL UNITS IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in our Units.

You should carefully read the entire Offering Circular, especially concerning the risks associated with an investment in our Units discussed under "Risk Factors."

Unless we state otherwise, the terms "we", "us", "our", "Company", "management", or similar terms collectively refer to The Godspell LLC, a Delaware limited liability company. Some of the statements in this Offering Circular are forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

Our Business

General

The Godspell LLC is a development stage company that was formed on January 25, 2010, as a Delaware limited liability company. The sole purpose of the Company is to produce a Broadway revival (the "*Broadway Production*") of the musical play "Godspell" (the "*Musical*") and to exploit all other rights in the Musical that we acquire from its authors pursuant to a production contract between the Company and the authors dated as of February 12, 2010. Since we were recently formed, we have a limited operating history and have generated no revenue.

Our managing member, Davenport Theatrical Enterprises, Inc. (the "*Managing Member*"), will also act as the producer of the Broadway Production and, therefore, will have control over the production and marketing of the Broadway Production. Our Managing Member is owned and controlled solely by Kenneth A. Hasija (professionally known as Ken Davenport). Investors in the Company will be those persons who purchase Units in accordance with the terms of this offering ("*Investors*"). If the Managing Member purchases Units, the Managing Member will also be an Investor and any amount so invested by the Managing Member will count towards meeting the Minimum Offering of this offering.

We plan to mount the Broadway Production no earlier than August 1, 2010 and no later than December 31, 2011. We anticipate that the Broadway Production will be presented in a relatively small Broadway theater (such as the Circle in the Square or the Booth Theater, both of which have a seating capacity of fewer than 800 seats). However, no license has been entered into with any Broadway theater. The Broadway Production is intended to be presented in an open-ended run, which means that there will be no set closing date for the Broadway Production. Rather, it will continue to run for as long as ticket sales are adequate.

The Company will comply with all applicable financial reporting requirements including Article 23 of the New York Arts and Cultural Affairs Law and accounting regulations issued by the Attorney General of the state of New York.

The Musical

The book of the Musical was written by John-Michael Telebak, and the music and lyrics were written by Stephen Schwartz. The Musical was inspired by the Gospel of Matthew and draws on various theatrical traditions in an effort to present a unique reflection on the life of Jesus, with a message of kindness, tolerance and love. It was first presented off-Broadway in 1971, transferred to Broadway in 1976, and has since been presented commercially and in stock and amateur productions throughout the world. There has never been a Broadway revival of the Musical, although in 2000 there was a three-month Off-Broadway revival.

The Offering

Issuer	The Godspell LLC, a development stage limited liability company
Security offered	Units representing limited liability company membership interests ("*Units*")
Price per Unit	$100
Minimum Offering	$3,750,000 (37,500 Units) (the "*Minimum Offering*")
Maximum Offering	$5,000,000 (50,000 Units) (the "*Maximum Offering*")
Minimum investment	$1,000 Dollars (i.e., ten Units at $100 per Unit)
Offering Period	The offering commenced in August 2010 and will close upon the earliest of (i) January 23, 2012 (the "*Offering Deadline*"), (ii) the first paid public performance of the Broadway Production, or (iii) the sale of all 50,000 Units being offered.
Distributions	Investors will be entitled to a pro-rata share of the available funds of the Company (i.e., the cash remaining after the establishment or replenishment of any cash reserve deemed necessary by the Managing Member and after the payment or reasonable provision for the payment of all debts, liabilities, taxes and contingent liabilities of the Company). Available funds will be distributed exclusively to the Investors until their investments in the Company shall have been fully repaid. Thereafter, Investors will be entitled to a pro-rata share of 50% of the available funds and the Managing Member will be entitled to the other 50%. No distributions will be made until the amount to be distributed to each Investor exceeds $5.00 per Unit (except that such limitation will not apply to the Company's final distribution to Investors). *See, Distributions.* ***No assurance can be made as to the timing or amount of cash distributions to the Investors, or whether any cash distributions in fact will be made.***

Use of proceeds	The net proceeds of the offering will be used to fund the Broadway Production (including reimbursement of the Managing Member for production expenses borne by it). *See, Use of Proceeds.*
Transfer Restrictions	The Units may not be sold, transferred, assigned, pledged or disposed of, in whole or in part, without the prior written consent of the Managing Member. Any attempt to transfer Units without the consent of the Managing Member shall be null and void.
Risk Factors	An investment in the Company is highly speculative and involves substantial risks. Prospective investors should carefully review and consider the factors described under *Risk Factors* below.

We have qualified the offering only with the California, Connecticut, Georgia, Illinois, Massachusetts, Michigan, Minnesota, New Jersey and New York state securities regulatory bodies and plan to qualify the offering with such other state securities regulatory bodies as we may determine from time to time. The offering is exempt from registration in Louisiana and we may also offer or sell Units in other states in reliance on exemptions from the registration requirements of the laws of those other states. However, we may not generally solicit investors in any jurisdiction that this offering is not qualified in or in states that allow general solicitation under an exemption from registration. Our Managing Member will be offering the Units on our behalf directly to prospective investors without the use of an underwriter. We will not pay commissions to our Managing Member for these sales.

Suitability of Certain Investors

Investing in the Units involves a high degree of risk.

Due to that high degree of risk,

- the Securities Regulation Division of the California Department of Corporations requires that California residents who wish to purchase Units must have not less than (i) a $60,000 liquid net worth (exclusive of home, home furnishings and automobile) plus $60,000 gross annual income, or (ii) a $225,000 liquid net worth; and

- the Office of Financial and Insurance Regulation of the State of Michigan requires that Michigan residents who wish to purchase Units must be "accredited investors" as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended, and includes a natural person who has an individual net worth, or joint net worth with the person's spouse, that exceeds $1 million (excluding the value of such person's primary residence), a natural person with income exceeding $200,000 in each of the two most recent years (or joint income with a spouse exceeding $300,000 for those years) and a reasonable expectation of the same income level in the current year, or any entity, all of the owners of which are themselves accredited investors.

Units will be sold only to California and Michigan residents that meet the requirements applicable to them. Even if a California or Michigan resident represents that he or she meets the required suitability standards, we reserve the right to reject any portion or all of such subscription for any reason. *See, Plan of Distribution — State Qualification and Suitability.*

All Investor funds will be held in a special bank account, in trust, and will not be utilized until the Minimum Offering is completed. However, the Company does not currently have a trust agreement or a trustee. If the Minimum Offering is not completed by the Offering Deadline, the funds in the special bank account will promptly be returned to Investors, without interest. *See, Distributions. See, Procedures for Subscribing.*

Summary Financial Information

The following is a summary of information included in the Company's audited financial statements provided with this Offering Circular. *See, Index to Financial Statements.*

Balance Sheet Data	At December 31, 2010
Cash	$100
Restricted Cash	$348,100
Production costs	$90,647
Total Assets	$438,847
Current Liabilities	$620,090
Members' Deficit	$(181,243)
Total Liabilities and Members' Deficit	$438,847
Statement of Operations Data	January 25, 2010 – December 31, 2010
Net Loss	$(181,343)

Corporate Information

We are a Delaware limited liability company. We maintain principal executive offices at the office of our managing member, Davenport Theatrical Enterprises, Inc., at 250 West 49TH Street, Suite #301, New York, NY 10019. Our telephone number is 212 874-5348. Our website address is http://www.godspell.com, and the website of our Managing Member is http://www.davenporttheatrical.com. The information in either of these websites is not part of this Offering Circular.

Definitions

Certain terms that are part of theatrical parlance also are used throughout this Offering Circular. The following are some of those terms:

"*Adjusted Net Profits*" means Net Profits, as reduced by any compensation paid to third parties that is measured by Net Profits.

"*Gross Receipts*" means all sums derived by the Company from any source whatsoever from the exploitation of the Musical, including all proceeds derived by the Company from the liquidation of the physical production of the Musical at the conclusion of the run thereof and from the return of bonds and other recoverable items included in Production Expenses.

"Investor Recoupment" means the point at which Investors have received distributions equal to their investments in the Company. Following Investor Recoupment, any additional distributions will be divided 50% to all Investors and 50% to our Managing Member.

"*Net Profits*" means the excess of Gross Receipts over all Production Expenses, Running Expenses and Other Expenses (excluding any compensation paid to third parties that is measured by Net Profits).

"*Other Expenses*" means all expenses of whatsoever kind or nature other than Production Expenses and Running Expenses actually and reasonably incurred in connection with the operation of the business of the Company, including, but without limiting the generality of the foregoing, monies paid or payable in connection with claims for plagiarism, libel or negligence.

"*Production Expenses*" means fees of directors, designers, cost of sets, curtains, drapes, costumes, properties, furnishings, electrical and sound equipment, premiums for bonds and insurance, cash deposits with Actors' Equity Association or other similar organizations to which, according to custom or usual practices of theatrical business, such deposits may be required to be made, the fees and advances to the Author, rehearsal charges and expenses, transportation charges, cash office charge, legal and auditing fees and expenses, advance advertising and publicity, theatre costs and expenses, and all other expenses and losses of whatever kind (other than expenditures precluded hereunder) actually incurred in connection with the production through the official opening of the Musical in New York City, including any out-of-town and preview losses.

"Recoupment" or *"100% Recoupment"* means the point at which Net Profits are first realized. This may precede the point at which Investor Recoupment (the point at which Investors have received distributions equal to their investments in the Company) occurs. Increases in the financial entitlements of royalty participants often are triggered by the achievement of Recoupment and amounts in excess of Recoupment such as *"150% Recoupment,"* and *"200% Recoupment."*

"*Running Expenses*" means all expenses, charges and disbursements of whatsoever kind actually incurred as "running expenses" of the Broadway production of the Musical, including, but without limiting the generality of the foregoing, authors' royalties, compensation to be paid to the cast, general manager and producer (including, without limitation, an executive producer fee), director's, choreographer's, designers' and music staff royalties, salaries of orchestra, and miscellaneous stage help, transportation charges, cash office charge, advertising and publicity, rentals, miscellaneous supplies, legal and auditing expenses, press agent fees, theatre operating expenses, and all other expenses and losses of whatever kind actually incurred in connection with the operation of the Musical, and taxes of whatsoever kind or nature other than taxes on the incomes of the respective Investors and the Managing Member.

RISK FACTORS

Certain Risks Related to the Offering

1. If Mr. Hasija's involvement in certain media interviews and statements made in certain emails were held to be in violation of the Securities Act of 1933, we could be required to repurchase securities sold in this offering or be subject to other penalties, enforcement actions or fines with respect to any violations of securities laws. You should rely only on statements made in this Offering Circular in determining whether to purchase Units.

During the period from August 8, 2010 through September 22, 2010, Mr. Hasija made certain statements in interviews that were published in articles or broadcasts by various media outlets, including Bloomberg, Crains, LA Times, Portfolio, Broadway.com (all September 15, 2010), Variety (September 16, 2010), MSNBC (September 17, 2010), Business Talk Radio Network (September 20, 2010), the Huffington Post (September 23, 2010) and the Associated Press (September 24, 2010). He made similar statements in emails that were widely distributed on August 8, 2010 and September 17, 2010. The statements referred to went beyond the information that was then included in this Offering Circular. In addition, during that period, our website provided links to certain of those articles, and we otherwise brought certain of those articles to the attention of potential investors. To the extent that gave the impression that we endorsed the statements made in those articles by persons other than Mr. Hasija, that was incorrect. We do not endorse any of those statements.

Those articles and broadcasts presented statements relevant to the Offering in isolation and did not disclose many of the related risks and uncertainties described in this Offering Circular. The articles and broadcasts should not be considered in isolation, and you should make your investment decision only after reading this entire Offering Circular carefully.

In one respect – concerning Mr. Hasija's biography – this Offering Circular has been updated under "Management" to include the relevant information. In addition, each statement or implication by Mr. Hasija (a) suggesting that there is great investor interest in this offering and/or that investors should move quickly to participate, (b) addressing the relative merits of investing in Broadway productions compared with investing on Wall Street, (c) referring to the investment returns of theatrical performances generally or (d) suggesting that investing in all of Mr. Hasija's prior productions collectively would have resulted in certain investment returns is retracted.

You should carefully evaluate all the information in this Offering Circular, including the risks described in this section and throughout the Offering Circular. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by Mr. Hasija. You should rely only on the information contained in this Offering Circular in making your investment decision.

If our involvement in the media interviews and statements described above were held by a court to be in violation of the Securities Act of 1933, we could be required to repurchase the shares sold to purchasers in this offering at the original purchase price for a period of one year following the date of the violation. Additionally, we could be subject to other penalties, enforcement actions or fines with respect to any violations of securities laws. We would expect to contest vigorously any claim that any such violation occurred.

Risks Related to Our Business

2. Investing in a Broadway production is a high risk investment.

Many Broadway productions result in the loss to investors of one hundred percent (100%) of their investment, and most Broadway productions fail to recoup their production costs. Producing a particular theatrical production is a highly speculative enterprise, carrying a substantial risk that the venture will be unprofitable and that the investors will lose all or a large part of their investment. No assurances of any nature can be made that the Broadway Production will be financially successful, and if it is financially unsuccessful, we have no alternative lines of business to fall back on. Investors should purchase Units only if they can afford the loss of their entire investment.

3. There is no assurance that the Minimum Offering will be achieved and if it is not achieved, we will abandon the Broadway Production.

This offering is made on a best efforts basis by us. No commitment exists by anyone to purchase all or any part of the Units being offered hereby. Therefore, there is no assurance that the Minimum Offering will be completed. If the Minimum Offering is completed but less than the $5,000,000 Maximum Offering is achieved, there may be additional risks. *See, Risk Factor Number 18.*

4. If we do not receive the Minimum Offering we will not be able to fund our business.

We will fund the Broadway Production entirely from the net proceeds of this offering. If we do not achieve at least the Minimum Offering of $3,750,000, we will abandon our production efforts. If we achieve the Minimum Offering but not the Maximum Offering, we will need to cut back on certain expenditures, such as for marketing, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

5. There is no guarantee that we will be able to continue as a going concern.

The auditor's report on our financial statements included in this Offering Circular notes that the success of our financing efforts is not assured and that, even if we receive the Minimum Offering, we may not have sufficient funds to execute our business plan or generate positive operating results, so that we may not be able to continue as a going concern. In that case, investors would likely lose their entire investment.

6. You may not receive any distributions.

We will be in a position to make cash distributions only if we generate revenues from the Broadway Production that exceed the cost of running it. Even if the Broadway Production generates operating profits, there is no assurance that distributions will be made. Our Operating Agreement gives our Managing Member discretion to establish and replenish reserves, which will reduce the funds available for distributions. We can provide no assurance that we will ever make any cash distributions, and even if we do make such cash distributions, we can provide no assurance as to the timing and amount of such cash distributions. The absence of distributions does not prevent an Investor from being taxed on his or her full share of the Company's income, which will not be affected by the amount of any reserves established by our Managing Member. *See, Risk Factor Number 27.*

7. We reserve the right to obtain loans which may result in a delay in the making of any cash distribution or the complete loss of the Investors' investment.

If the funds budgeted for the Broadway Production prove to be insufficient, then we may attempt to secure loans. If production expenses exceed the amount that has been budgeted and we are unable to secure loans, we may be unable to open the Broadway Production. And if the Broadway Production is not operating profitably and we are unable to secure loans to cover operating losses, we will need to close the Broadway Production. We will be obligated to repay any loans that we obtain in full (with or without interest, as agreed) before any distributions are made to Investors. Consequently, there may be insufficient funds to both repay loans and make distributions to Investors and, at a minimum, distributions to Investors will be delayed. The absence of distributions, or a reduction in the amount of distributions, in either case on account of the use of profits or other sources of cash to repay loans, does not prevent an Investor from being taxed on his or her full share of the Company's income. *See, Risk Factor Number 27.*

8. The risk that the Broadway Production will not be mounted is heightened due to fact that important contracts have not yet been signed, and key personnel have not yet been selected.

Contracts with key personnel, such as the actors, the musical director, the choreographer and the designers have not been entered into. In fact, most of such personnel have not yet been selected, and there can be no assurance that the persons we would most like to work with will be available for the Broadway Production or, if they are available, that we will be able to reach terms with them. In addition, we have no agreement with a Broadway theater. Currently, there is competition among theatrical producers to secure a Broadway theater. Our plans call for the Broadway Production to be produced in a relatively small Broadway theater, which narrows the range of potential theaters. Accordingly, there can be no assurance that we can secure a license for a Broadway theater when we want or, if such a theater is available, that we can secure it on terms that are favorable to the Company.

9. We will pay compensation to third parties that is measured by Net Profits which reduces the Adjusted Net Profits available to Investors.

We have agreed to pay the author from 5% to 8% of our Net Profits, and to pay our general manager 1% of Net Profits. As a result, the Adjusted Net Profits (i.e., the Net Profits of the Company which remain after payments to third parties of Net Profits) available for distribution to Investors and the Managing Member following recoupment will be limited to between 94% and 91% of Net Profits. Furthermore, we reserve the right to pay compensation in the form of Net Profits to others (e.g., to a well-known performer), which would have the effect of further reducing Adjusted Net Profits. Of course, there can be no assurance that the Broadway Production will generate any Net Profits.

10. Because the Broadway Production is a revival of a previously produced play, we have an entitlement to share only in Excess Subsidiary Rights Income and not in all subsidiary rights income.

If we have presented the Broadway Production for no less than 96 paid public performances in the United States or Canada (including up to 8 previews plus the official press opening), we are entitled to share in 25% of the author's excess stock and amateur subsidiary rights earnings in the United States and Canada until 7 years following the close of the last company of the Musical produced, leased or licensed by us in the United States and Canada, and we may also earn a share of such income in other territories (collectively, "*Excess Subsidiary Rights Income*"). Production companies typically secure a participation in all subsidiary rights when they produce a new musical, but because we are producing a revival our interest is limited to Excess Subsidiary Rights Income. Even if we become entitled to a share of Excess Subsidiary Rights Income, there is no way of knowing how much, if any, income we will derive since our participation is conditioned on there being an increase in stock and amateur earnings following the Broadway Production as compared to the five year period preceding it.

11. We may sell our entitlement to Excess Subsidiary Rights Income to save on administrative costs, but it will be difficult to fairly value our entitlement.

Because our entitlement to Excess Subsidiary Rights Income will continue long after we have ceased to produce the Musical, we may determine that it is not cost effective to keep the Company in operation and to continue to provide Investors with financial reports and distributions solely in respect of Excess Subsidiary Rights Income. Accordingly, we reserve the right to sell our entitlement to Excess Subsidiary Rights Income for a lump sum cash payment which would then allow us to end the Company's operations and make a final distribution to Investors. Any such sale will be on terms deemed fair by the Managing Member. However, since the determination of a price will involve an estimate of uncertain future income streams, it will be difficult to establish a price and, in retrospect, it may appear that the Company was overpaid or it may appear that its entitlement to Excess Subsidiary Rights Income was sold for too little. Investors should note that the Managing Member may be the purchaser of Excess Subsidiary Rights Income, and this possibility involves a conflict of interest that is discussed in *Risk Factor Number 13*.

12. If we were to lose the services of Kenneth A. Hasija we would be unable to continue operations and we would likely abandon the Broadway Production.

We are completely dependent on the services of Kenneth A. Hasija, who is the sole owner and officer of our Managing Member. Were he to become unavailable due to death or disability, that loss would have a material adverse effect on us. We have no key man life insurance policy on Mr. Hasija and do not intend to secure one. Although Mr. Hasija has extensive theatrical experience, and has successfully produced plays and musicals off-Broadway (*See, Management*), he has not previously been the lead producer of a Broadway production.

13. The conflicts of interest in the structure and operation of the Company may result in the Managing Member making decisions which benefit the Company or the Managing Member but do not benefit the Investors.

The interests of the Managing Member may be in conflict with Investors' interests because the Managing Member will receive weekly fees and royalties for serving as the producer of the Broadway Production and, also, for providing marketing and internet marketing services to the Company. Accordingly, because the Managing Member will be entitled to ongoing fees, the Managing Member may wish to keep the Broadway Production running when it is not operating profitably and it would be in the best interests of Investors for the Broadway Production to close. A conflict of interest arises in connection with the possible sale of Excess Subsidiary Rights Income because the Managing Member may be the purchaser thereof, and because the determination of the price as well as the determination to make a sale to the Managing Manager will be made by the Managing Manager without any requirement of independent review. Investors also should note that the obligations of the Managing Member to us are not exclusive. The Managing Member is involved in other theatrical and entertainment-related projects as well as in other business activities. Liabilities incurred and commitments undertaken by the Managing Member with respect to projects other than our business could adversely affect its ability to manage the Broadway Production. Moreover, the Managing Member is expected to engage in the production of other theatrical productions for its own account even while the Company is operating.

Risks Related to Our Industry

14. Ticket sales for Broadway productions may be negatively impacted by the economy and the opinions of critics and fewer ticket sales means less profits, if any.

Ticket prices for Broadway productions are high relative to competing forms of entertainment (such as movies). Consequently, the sale of tickets to Broadway productions may suffer if the public explores less expensive entertainment options in an unfavorable economic environment. Also, given the relatively high price for theater tickets, theater-goers often make decisions regarding which show to see based on the reviews of Broadway critics. We will have no control over critics' reviews of the Broadway Production. If the Broadway Production does not receive positive reviews, such reviews may inhibit our ability to sell tickets, and the Broadway Production may have to close earlier than expected.

15. We face intense competition which may make it difficult to sell enough tickets to operate profitably.

We face intense competition from other theatrical producers and presenters in attracting creative, business and technical personnel for the Broadway Production. Many of our competitors have substantially greater experience, assets and financial and other resources than we do and have worldwide producing organizations in place. In addition, we will face competition from other plays and musicals on offer at the same time as the Broadway Production as well as competition from other forms of entertainment available to individuals, including, without limitation, movies.

16. Strikes by unions can shut down Broadway and our ability to make money during any such strike will be severely limited.

Musicians, stage hands, actors, and many other Broadway personnel belong to unions. Such unions have entered into collective bargaining agreements with the Broadway League, a trade association that includes producers and theater owners. If terms cannot be reached for the extension of an expiring collective bargaining agreement, there is the possibility that the applicable union will go on strike or that members of the Broadway League may lock out the union members. Both possibilities have occurred in the past. Either a strike or a lock-out could seriously disrupt the opening of the Broadway Production or, if it already has opened, the continuation of the Broadway Production, particularly if any work stoppage extends for more than a few days.

Additional Risks Related to the Offering

17. Production of the Broadway Production may be abandoned before Investors achieve their investment objective.

We have the right to abandon the Broadway Production at any time that the Managing Member deems to be in the best interest of the Company. In the unlikely event that such abandonment occurs after receipt of the Minimum Offering but before the opening of the Broadway Production, then each Investor must be prepared for the loss of all or substantially all of such Investor's investment. After the opening of the Broadway Production, the Managing Member may elect to abandon the Broadway Production if it is not operating profitably or for any other reason that the Managing Member deems reasonable. Furthermore, under the terms of most Broadway theater licenses, if tickets sales fall below a stipulated level for a specified period of time (usually two weeks), the theater owner has the right to terminate the theater license which, effectively, would mean the end of the Broadway Production since the cost of transferring the Broadway Production to another theater (were one available) is likely to be prohibitive.

18. Risks will be greater if we only complete the Minimum Offering.

Based on the production budget which we have developed in consultation with our general manager, the Minimum Offering required to produce the Broadway Production is $3,750,000, which is $1,250,000 less than the Maximum Offering of $5,000,000. Capitalizing the Company at the Minimum Offering level will mean that we will have less of a reserve and minimal funds available for marketing, thereby increasing the likelihood that we would have insufficient funds to meet contingencies or to promote the Broadway Production at an appropriate level. Thus, if only the Minimum Offering is achieved, there will be an increased risk that the Broadway Production will close earlier than would have been the case had the Maximum Offering been achieved.

19. Investment funds will be tied up, and Investors must waive their right to receive interest on their investments.

All Investors must waive any right to receive interest on their investments and authorize the Company to make immediate use of any such interest. If the Minimum Offering is never achieved, Investors will have had no use of their funds since the dates their investments were made, and Investors will receive such funds back without any interest.

20. The Management of the Company will reside solely with the Managing Member and Investors will have no influence on the decisions of the Company.

The Managing Member will have exclusive control over our operations, and Investors will have no right to participate in management. Investors must therefore rely exclusively on the judgment of the Managing Member to manage our affairs. Furthermore, Investors may not hold the Managing Member responsible for acts or omissions made in good faith and within the scope of its authority as Managing Member, and in no event will the Managing Member have any liability to Investors if the Broadway Production is unsuccessful.

21. We cannot assure you that we will make any distributions, and no distributions will be made if less than $5.00 per Unit.

Distributions will be made only if the Broadway Production is financially successful and our Managing Member has determined that our reserves are sufficient to permit distributions to be made. Consequently, there can be no assurance as to when or whether distributions to the Investors will be made. Furthermore, as a matter of administrative convenience, even if funds are available, no distributions will be made until the amount to be distributed is in excess of $5.00 per Unit (except that this limitation will not apply to the final distribution made to Investors). The absence of any distributions does not prevent an Investor from being taxed on his/her full share of the Company's income. *See, Risk Factor Number 27.*

22. The Units offered will be illiquid investments and subject to limits of transferability.

The Units may not be transferred unless the Managing Member gives its prior written consent. There is no market for the Units, and it is not intended that such a market will develop since we have no plans to register the Units. Therefore, Investors should only make a purchase of Units for investment purposes and must be prepared to bear the economic risk of this investment for an indefinite period of time.

23. Once your investment is accepted, you will have no right to withdraw from the Company and receive your investment back.

Once an investment has been approved by us and a prospective investor becomes an Investor, an Investor cannot withdraw and demand the return of the investment.

24. Investors are only investing in the Broadway Production and do not have the right to invest in touring companies or other licensed productions of the Musical, which limits the potential income stream for Investors.

If the Broadway Production is a success, the Company will have the option to license the right to produce additional first class commercial productions of the Musical in North America, in the British Isles, and in Australia and New Zealand. If the Manager chooses to exercise any such options, licensees will be required to pay an appropriate license fee to the Company. No Company funds will be invested in licensed companies, and our Operating Agreement does not give Investors a right to invest in a licensed company even if it is organized and controlled by the Managing Member. However, the Managing Member reserves the right to make investment opportunities available to some, but not all, Investors, in its discretion.

25. You may have to repay prior distributions.

If the Company makes a distribution to Investors and such distribution results in the Company's liabilities being greater than its assets, Investors who were aware that the distribution would have that effect on the Company may be required to return such distribution. *See, Distributions*.

26. The figures set forth in the Recoupment Schedule are merely projections and may never be achieved.

The Recoupment Schedule contained in this Offering Circular sets forth an estimated schedule to assist Investors in understanding how long it will take to recoup Investors' investments under certain scenarios. However, the Recoupment Schedule is based on a number of underlying assumptions, any of which may turn out to be incorrect. Accordingly, no assurances can be given as to the timing or the amount of any cash distributions to Investors or that any portion of Investors' investments will be recouped. Investors should be prepared for the complete loss of their investments.

Tax Risks

This offering is not a tax shelter and is not intended to confer tax benefits on Investors. The Company intends to engage accountants who regularly service theatrical production companies, and the Company's net income or net loss for federal income tax purposes will be determined in accordance with customary theatrical accounting practice. Tax-related risks which Investors should be aware of are identified below.

27. Investors' tax liability may exceed cash distributions.

Distributions of cash to the Investors will depend upon our profitability and cash needs. Investors must recognize that they will be deemed to have received taxable income equal to their pro rata share of the Company's net income (as determined for United States income tax purposes), regardless of whether we make any cash distributions. Thus, we cannot assure Investors that they will receive cash distributions equal to their allocable share of our taxable income or even the tax liability due on such allocable share. The Company's failure to distribute funds to Investors will not relieve them of their obligation to pay taxes. Further, Investors may incur a tax liability in excess of the amount of cash received upon the sale of their Units.

28. There is the possibility of a tax audit.

We cannot assure investors that our tax returns will not be audited by a taxing authority or that an audit will not result in adjustments to our returns. Any adjustments resulting from an audit may require Investors to file an amended tax return and to pay additional taxes plus interest, which generally is not deductible, and might result in an audit of each Investor's own return.

29. There is a possibility of the IRS challenging allocations of profit and loss or disallowing expenses.

No assurance can be given that the IRS will not successfully challenge the allocations in our Operating Agreement and reallocate items of income, gain, loss, deduction and credit. In addition, the IRS could allege that certain amounts payable to the Managing Member or its affiliates are not deductible business expenses but rather represent non-deductible distributions. Such a challenge could result in an increase in the Company's taxable income and in the amount of such income allocated to the Investors, with a corresponding increase in the Investors' tax liability.

30. Investors will be subject to tax in New York State on the income generated from the investment even if they reside elsewhere.

Because we will be conducting our business in New York City, the Investors' share of any income from that business is considered New York source income and is subject to taxation by the state of New York. As with federal income taxes, our failure to make distributions will not relieve Investors of their obligation to pay such taxes.

31. Investors may realize a loss even if Investor Recoupment occurs.

As a practical matter, Investor Recoupment cannot occur unless we realize taxable income. Generally speaking, one-half of our income is allocated to Investors under the provisions of the Operating Agreement. Such income will be taxable to the Investors, and as such will most likely increase the Investors' state and federal income tax liability. Consequently, a return of the initial investment alone will not be sufficient to ensure that Investors do not suffer a net negative return on an after-tax basis.

You are strongly urged to consult your own tax advisers as to the tax consequences of investment in the Company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include, but are not limited to:

- statements as to the anticipated timing of business developments;
- expectations as to the adequacy of our cash balances and the proceeds of this offering to support our operations for specified periods of time and as to the nature and level of cash expenditures;
- estimates as to the time it will take to recoup an investor's capital contribution;
- estimates of how we intend to use the net proceeds of this offering.

These statements may be found in the sections of this Offering Circular entitled Offering Circular Summary, Risk Factors, Use of Proceeds, Distributions, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Description of the Company's Business, as well as in this Offering Circular generally. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in Risk Factors and elsewhere in this Offering Circular.

In addition, statements that use the terms "can", "continue", "could", "may", "potential", "predicts", "should", "will", "believe", "expect", "plan", "intend", "estimate", "anticipate", and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this Offering Circular reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

USE OF PROCEEDS

The net proceeds to us from the sale of up to 50,000 Units offered at an offering price of $100 per Unit will vary depending upon the total number of Units sold. Regardless of the number of Units sold, we expect to incur offering expenses estimated at approximately $90,000 for legal, accounting, printing, filing fees and other costs in connection with this offering.

Set forth below is the production budget for the Broadway Production (the "*Production Budget*"). The Production Budget shows how we anticipate spending the net proceeds from the offering:

MAXIMUM OFFERING	$	MINIMUM OFFERING	$
Scenery	460,000	Scenery	300,000
Costume	320,000	Costume	200,000
Electrics	120,000	Electrics	85,000
Sound	120,000	Sound	85,000
Orchestrations and copying	80,000	Orchestrations and copying	80,000
Director	24,915	Director	24,915

Assistant Director	2,500
Choreographer	20,322
Assistant Choreographer	3,500
Musical Director & Vocal Music Arranger	10,000
Synthesizer Programmer	6,000
Contractor	5,000
Executive Producer	20,000
Administrative Assistant	5,000
General Manager	40,000
Technical Supervisor	40,000
Casting	25,000
Accounting	11,000
Legal (excluding legal fees for offering)	35,000
Press and marketing	98,000
Advertising	950,000
Rehearsal expenses	505,000
Insurance	50,000
Cartage/trucking	37,900
Transportation (airfare and local)	10,000
Theater staff (incl. managers, engineers, porters, housekeeping)	70,156
Stagehand Labor for Load-in/Tech/Rehearsals (local one)	587,204
Orchestra Rehearsals	22,093
Box Office Staff	55,500
Opening Night Party/Gifts	75,000
Producer & Manager's office fees	18,750
Phones/Xerox/Administrative Expenses	10,000
Union Benefits	76,493
Payroll Taxes	69,429
Miscellaneous	7,475
Closing Costs	233,078
SUBTOTAL PRODUCTION COSTS	4,224,315
Contingency/reserves (1)	310,481
TOTAL PRODUCTION COSTS	4,534,796
Advances – not returnable (2)	153,339
Bonds/deposits – returnable (3)	111,865
TOTAL NET PROCEEDS	**$4,800,000**
OFFERING EXPENSES	**200,000**
TOTAL GROSS PROCEEDS	**$5,000,000**

Assistant Director	2,500
Choreographer	20,322
Assistant Choreographer	3,500
Musical Director & Vocal Music Arranger	10,000
Synthesizer Programmer	6,000
Contractor	5,000
Executive Producer	0
Administrative Assistant	0
General Manager	40,000
Technical Supervisor	40,000
Casting	25,000
Accounting	11,000
Legal (excluding legal fees for offering)	35,000
Press and marketing	73,000
Advertising	450,000
Rehearsal expenses	505,000
Insurance	50,000
Cartage/trucking	37,900
Transportation (airfare and local)	10,000
Theater staff (incl. managers, engineers, porters, housekeeping)	70,156
Stagehand Labor for Load-in/Tech/Rehearsals (local one)	587,204
Orchestra Rehearsals	22,093
Box Office Staff	55,500
Opening Night Party/Gifts	25,000
Producer & Manager's office fees	18,750
Phones/Xerox/Administrative Expenses	10,000
Union Benefits	76,493
Payroll Taxes	69,429
Miscellaneous	7,475
Closing Costs	233,078
SUBTOTAL PRODUCTION COSTS	3,274,315
Contingency/reserves (1)	10,481
TOTAL PRODUCTION COSTS	3,284,796
Advances – not returnable (2)	153,339
Bonds/deposits – returnable (3)	111,865
TOTAL NET PROCEEDS	**$3,550,000**
OFFERING EXPENSES	**200,000**
TOTAL GROSS PROCEEDS	**$3,750,000**

(1) This amount is intended to cover overruns and losses in the initial period of operations.

(2) These are advances paid which are not recoverable from royalties.

(3) These are bonds and deposits made by the Company which may be returned to the Company.

The Production Budget represents our best estimate of the allocation of the net proceeds of this offering based upon our current plans and estimates. However, anticipated expenditures may vary from actual expenditures. For example, the size of the theater we ultimately license may impact the costs for theater staff, stage labor and scenery. We make no representations with respect to the final, actual production costs or the cost of any particular budget line item. The allocations in the Production Budget have been determined based on the experience of the Managing Member and our general manager in the theatrical industry.

As can be seen above, if the Minimum Offering rather than the Maximum Offering is achieved, our reserve and advertising budget will be significantly reduced.

Prospective investors should note that the Managing Member may, but shall not be required to, expend certain of its own funds for offering and production expenses and that it will be entitled to reimbursement for funds so advanced by it from the Company's funds after completion of the Minimum Offering. As of March 20, 2011, the Managing Member had expended $258,399 of its own funds for these purposes.

However, at its option, the Managing Member may elect to have such unreimbursed expenses deemed the equivalent of a cash contribution to the Company, in which case the Managing Member will also become an Investor with respect to such cash contribution. If we complete at least the Minimum Offering but the funds we raise prove to be insufficient to fully fund the Broadway Production, we reserve the right to borrow funds, although there can be no assurance that loans will be available. *See, Description of Units and Summary of the Operating Agreement – Right of Company to Procure Additional Funds.*

DETERMINATION OF OFFERING PRICE

The offering price of the Units was determined by the Managing Member by dividing the total Production Budget by the number of Units to be issued. If at least the Minimum Offering of 37,500 Units, but less than the Maximum Offering of 50,000 Units, is achieved, each Unit will be entitled to a greater percentage of distributions. For example, if 50,000 Units are sold, an Investor who purchases 500 Units ($50,000) will be entitled to receive 1% of all pre-recoupment distributions of available funds. If only 37,500 Units are sold, that same investor would be entitled to receive 1.13% of all pre-recoupment distributions of available funds. The price of the Units has no relationship to the Company's assets, book value or any other measurable value.

DILUTION

As of the date hereof, there is only one Unit outstanding issued to the Managing Member at $100, the same price per Unit of the Units being offering in this offering. Accordingly, purchasers of the Units in this offering will not experience dilution in the net tangible book value of the Units.

CAPITALIZATION

The following table shows the capitalization of the Company as of December 31, 2010 on an actual basis. The table does not reflect any interim financing that could occur after the date of this Offering Circular.

The historical data in the table is derived from and should be read in conjunction with our consolidated financial statements as at and for the period ended December 31, 2010, including accompanying notes, included in this Offering Circular. You should also read this table in conjunction with the *Use of Proceeds* and *Management Discussion & Analysis of Results of Operation* sections in this Offering Circular.

		December 31, 2010
		Actual
Cash:	$	100
Debt:		
Due to Managing Member	$	163,516
Subscriptions payable (front money)	$	85,000
Subscriptions payable (subscribers)	$	348,100
Total debt	$	596,616
Members equity (deficit):		
Units issued and outstanding (1 at 9/30/10)	$	100
Retained earnings (deficit)	$	(181,343)
Total members' equity (deficit)	$	(181,243)
Total capitalization	$	415,373

DISTRIBUTIONS

The following is a description of the material terms of the offering relating to distributions to Investors as described in the Company's Operating Agreement. This description is not complete and is qualified in its entirety by reference to the Company's Operating Agreement which is attached as an exhibit to this Offering Circular. Prospective investors should consult the Operating Agreement for a complete description of the terms upon which distributions are to be made. In addition, prospective investors should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

If we officially open the Broadway Production in New York City, we intend to commence making cash distributions to Investors of the Company at such times as we have a cash reserve deemed adequate by our Managing Member after the payment or reasonable provision for the payment of all liabilities, including, without limitation, the replenishment or creation of reserves. Due to the inherent risks of mounting a theatrical production, we cannot ensure that we will make any cash distributions, and even if we do, we can give no assurances about the amount and timing of such distributions.

We may make the following types of cash distributions in the future:

Recoupment of Investments

At such time as we have a cash reserve deemed appropriate by our Managing Member after the payment or reasonable provision for the payment of all liabilities, we intend to make cash distributions to Investors until their total investments shall have been fully repaid. Distributions will be made pro-rata based on the ownership of Units.

Distribution of Profits

After Investors have received back their investments pursuant to the preceding paragraph Investor Recoupment (the point at which Investors have received distributions equal to their investments in the Company) will have occurred. Following Investor Recoupment (the point at which Investors have received distributions equal to their investments in the Company), further distributions will be considered distributions of Adjusted Net Profits (the Net Profits of the Company remaining after payment of compensation to third parties which is measured by Net Profits) and will be paid 50% to Investors (pro-rata based on their Units) and 50% to our Managing Member. Investors should note that we expect to pay the Author 5% to 8% of our Net Profits, and to pay our general manager 1% of Net Profits, which has the effect of reducing the amount of Adjusted Net Profits available to distribute to Investors. Furthermore, we reserve the right to pay compensation in the form of Net Profits to others (e.g., to a well-known performer), which would have the effect of further reducing Adjusted Net Profits. Also, Investors should note that distributions of Adjusted Net Profits will only be made if the amount to be distributed per Unit is greater than $5.00. *See, Risk Factor Numbers 9 and 19.*

Liquidating Distribution

The Company will be dissolved when the Manager determines that no further income is likely to be received by the Company. Upon dissolution, the assets of the Company shall be liquidated and the cash proceeds shall be applied first to pay off all liabilities, then to repay Investors' investments if they have not yet been repaid, with any surplus to be divided among the Investors and the Managing Member in the same manner in which Adjusted Net Profits are distributed. If the Company becomes entitled to receive a share of Excess Subsidiary Rights Income (which is 25% of the author's excess stock and amateur subsidiary rights earnings in the United States and Canada until 7 years following the close of the last company of the Musical produced, leased or licensed by the Company in the United States and Canada), the Company could continue to receive income for many years following the point at which all productions of the Musical that are produced or licensed by the Company have closed. To save the administrative costs associated with continuing to prepare financial reports and making distributions to a large number of Investors, the Company reserves the right to sell its entitlement to Excess Subsidiary Rights Income. *See, Risk Factor Number 11.*

Additional Profit Participation

The Managing Member reserves the right to pay to any individual Investor an additional participation in Adjusted Net Profits for any reason whatsoever, provided such participation is payable solely from the Managing Member's share of Adjusted Net Profits and does not affect the percentage of Adjusted Net Profits payable to the Investors.

No Payment of Interest

We will not pay any Investor any interest on the investment made in the Company, and any interest earned on such investment shall belong to the Company. If the Minimum Offering is not achieved, investments will be promptly refunded without interest.

Managing Member May Purchase Excess Subsidiary Rights

We may sell our entitlement to Excess Subsidiary Rights Income and the Managing Member has the right to determine a fair price for such Excess Subsidiary Rights Income. The Managing Member also has the right to purchase the Excess Subsidiary Rights Income. *See, Risk Factor Numbers 10 and 11.*

Possible obligation to return distributions previously made

If the Managing Member makes a distribution to the Investors and, after giving effect to the distribution, all liabilities of the Company, other than liabilities to Investors on account of their Units and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the assets of the Company, then any Investor who receives such distribution and who knew at the time of the distribution that it would result in the Company's liabilities exceeding the Company's assets shall be liable to the Company for the amount of the distribution.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following management discussion and analysis of financial condition and results of operation contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Offering Circular. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our financial statements and related notes filed as an exhibit to this Offering Circular.

General

Godspell LLC was formed on January 25, 2010 as a Delaware limited liability company, solely to produce the musical known as "Godspell" (the "*Musical*") on Broadway (the "*Broadway Production*") and to exploit all other rights in the Musical acquired from its authors. We are a development stage company that has a limited operating history and has generated no revenues. At this time, our only material asset is our agreement with the authors of the Musical (collectively, the "*Author*") granting us the option to produce the Broadway Production. Such agreement also enables us to produce and sell Godspell-related merchandise, including cast albums, all subject to the Author's approval. If the Broadway Production runs successfully, we also will have options to license additional first class companies of the Musical in the United States and Canada, and in the British Isles, Australia and New Zealand.

We plan to mount the Broadway Production no earlier than August 1, 2010 and no later than December 31, 2011. It is anticipated that the Broadway Production will have an open ended run in a small Broadway theater (e.g., with a seating capacity between 675 and 1,100), such as The Circle in the Square Theater, which has a seating capacity of approximately 700 seats or the Booth Theater, which has a seating capacity of approximately 766 seats. However, no license has been entered into with The Circle in the Square Theater, the Booth Theater or any other theater, and there is no assurance that the theater we seek will be available or available on acceptable terms.

Plan of Operations

Opening a Broadway production is a complex process that involves many parties. Once the production is open, it will continue to run as long as ticket sales are favorable, and it cannot be financially successful unless it runs for a substantial period of time. Proceeds raised in the offering will likely satisfy the Company's cash requirements up until opening night of the Broadway Production. At this stage, it is impossible to estimate whether the Company will need to seek additional funds in the next six (6) months as the Company's financial needs will depend on large part on the ticket sales for the Broadway Production. Set forth below is our plan of operation for the twelve (12) month period following the commencement of the offering:

From Now to Achievement of the Minimum Offering

All Investor funds will be maintained in a special account in trust pending achievement of the Minimum Offering, however, the Company does not currently have a trust agreement or a trustee. While we do not anticipate commencing the construction of sets and costumes, we will endeavor to line up contracts with those persons whose services we seek. In addition to the Production Contract and our contracts with the general manager and director, which have been signed, of the Broadway Production, we expect to enter into contracts with a theater, and possibly other participants, including certain designers. During this period we expect to engage a casting director and to commence casting the Broadway Production. We also intend to commence planning our marketing efforts, and may enter into agreements with marketing and public relations firms. In this regard, Investors should note that the Managing Member is expected to be separately engaged and compensated to provide marketing and internet marketing services to the Company.

From Capitalization to Opening Night of the Broadway Production

After we achieve the Minimum Offering, we intend to place under contract all elements of the Broadway Production not yet under contract. That would likely include most of the cast and certain designers as well as any parties mentioned above who were not yet under contract, including, without limitation, the theater. During this period we would develop and mount marketing and advertising campaigns for the Broadway Production. Ticket sales would begin, including group sales, and we would seek to secure as large an advance sale as is possible.

Rehearsals are likely to start five and one-half weeks prior to the anticipated opening night of the Broadway Production. Rehearsals initially will take place in rented facilities, and not in the theater for the Broadway Production. Rehearsals in the theater will commence approximately ten days prior to the opening. Rehearsals will involve not just the cast, but we will also need to rehearse the technical aspects of the production to ensure that all of the staging, scenery, lighting and sounds systems work as planned.

We have the right to sell merchandise related to the Broadway Production and intend to commence the development of prototypes for submission to the Author for approval. It is likely that we will engage a third party merchandise company to manufacture approved merchandise for sale in the theater and via our website. We also have the right to produce and sell cast albums of our Broadway Production and, if possible, we will seek to have a cast album recording for sale prior to the official opening of the Broadway Production (although it often is the case that the cast album is not recorded, if at all, until after the opening).

Following the completion of rehearsals, we intend to commence a preview period of two to four weeks. During this period, we will further rehearse the Broadway Production, gauge audience response and fine-tune the production. Tickets will be sold for preview performances, but most productions incur losses during the preview period.

We will seek as much publicity as possible for the official opening of the Broadway Production. The day following the opening, newspapers will carry theater critics' reviews of the Broadway Production. The nature of those reviews will have a significant impact on our marketing efforts – e.g., we may be seeking to exploit rave reviews, or we may be seeking to overcome negative or lukewarm reviews.

<u>Following the Official Opening of the Broadway Production</u>

Following opening night of the Broadway Production, we intend to focus our efforts on the day-to-day running of the Broadway Production, including the ongoing advertising and marketing campaigns. We also will be responsible for managing unforeseen events that arise with respect to the Broadway Production (e.g., the illness of a major cast member). If we have not previously done so, we would also begin or continue negotiations with respect to the cast album for the Broadway Production.

If the Broadway Production is well received, we may consider exploiting our right to license additional companies of the Musical in the United States and Canada. We do not anticipate additional "sit-down" companies of the Musical in such territory; rather, it is most likely that any additional company would be in the form of a touring production. We also would explore the prospect of exercising our options to license additional first class companies of the Musical in the British Isles, Australia and New Zealand. We would receive license fees in connection with any licensed productions, and would not invest any Company funds.

Operating Budget

The Operating Budget which follows is an estimate of the weekly Running Expenses (defined on page 9) of the Broadway Production prior to Recoupment (the point at which Net Profits are first realized). The Operating Budget assumes that the royalty formula *(see, Royalty*

Formula) is in effect, but that there are no Weekly Profits, as a result of which the royalty participants would receive only minimum weekly guarantees which, in the aggregate, are not expected to exceed $20,000. Theater costs are included, other than variable theater rent, projected to be equal to 6% of gross weekly box office receipts. As with the Production Budget, actual expenditures cannot be predicted with certainty and may vary substantially from these estimates. In particular, since at this stage almost no agreements have been reached, the following Operating Budget is simply our best estimate of likely costs. We reserve the right to revise the Operating Budget, we note that it is almost certain that many of the line items below will require adjustment, and we make no representations as to the final actual running expenses of the Broadway Production as a whole or as to any particular line item.

SALARIES (1)	**$**	**$**
Actors' Equity Association	37,737	
Association of Theatrical Press Agents and Managers ("ATPAM")	9,180	
International Alliance of Theatrical Stage Employees, Moving Picture Technicians, Artists and allied Crafts of the United States, its Territories and Canada ("IATSE")	16,060	
American Federation of Musicians ("AFM") (See Theater Exp.)	3,600	
Taxes/Benefits @ 27%	17,976	
SUBTOTAL		84,553
PRESS/MARKETING (2)		
Press Agent Expenses	500	
Marketing Expenses	1,200	
Website Fee	1,200	
TDI Co-op (Theatre Direct International)	1,125	
Booth/Miscellaneous	875	
SUBTOTAL		4,900
ADVERTISING (3)		
Print Ads		
Radio		
TV		
Outdoor/Tourist		
SUBTOTAL		85,000
DEPARTMENTAL (4)		
Rentals	18,000	
Carpenter	600	
Props	500	
Electrics/Sound	1,250	
Wardrobe/Hair	1,000	
Stage Mgr/Company Mgr	400	
Miscellaneous	250	
SUBTOTAL		22,000
OTHER COSTS (5)		
Insurance	3,500	
Executive Producer	1,000	

Accounting	1,000	
Legal	500	
Office Fees	2,500	
League Dues	BO Statement	
Phones/Xerox/Fedex/Misc.	500	
Rehearsals/Work Calls	500	
Cast/Costume Replacement	500	
Fixed Royalties	2,250	
Miscellaneous	600	
SUBTOTAL		12,850
THEATRE COSTS (6)		
House Payroll	20,000	
Weekly Operating Expenses	13,500	
IATSE	22,000	
AFM	17,000	
Mutual Assistance Program Special Assessment Fund	1,122	
Miscellaneous Expenses	5,000	
SUBTOTAL		78,622
TOTAL FIXED COSTS		287,925
ESTIMATED ROYALTY GUARANTEES (7)		20,000
TOTAL FIXED EXPENSES		307,925

(1) This line item includes salaries for actors, managers, press agents, musicians and stagehands as well as per diem, if applicable, and benefits and taxes for same. The individual salaries are either based on union minimums or negotiated with individuals according to their visibility in the industry and in the case of the actors, the size of their role.

(2) This category includes the expenses for the press agent and marketing company to publicize the show as well as the ongoing maintenance of the website and is based on the producer's experience.

(3) The sum included is a middle of the road expenditure for a Broadway show determined by the producer and the ad agency.

(4) This expense includes the rental of sound and lighting equipment which sums are based on the going rates for a show of this size currently in effect in the industry. In addition, included are the average monies spent for a show of this size for repairs and perishables (lumber, nails, bulbs, batteries, microphones, etc.) for the carpentry, prop, lighting and sound departments.

(5) The current rates in the industry for insurance, legal, accounting, casting, design, production technicians' fees, phones, copying, office fees and miscellaneous expenses are included.

(6) Salaries for the theater manager and stagehands are union minimums. The theater rent and expenses are standard terms for the theater in which the Company anticipates presenting the Broadway Production.

(7) Represents an estimation based on industry standard.

Recoupment Schedule

Set forth below is an estimated recoupment schedule (the "*Recoupment Schedule*") to assist Investors in understanding how long it will take to recoup Investors' investments under certain scenarios. The Recoupment Schedule represents the Company's best estimate of the time it will take for Investors to recoup their investments and Investors should not place undue reliance on the Recoupment Schedule. However, there can be no assurance that any portion of

Investors' investments will be recouped, and Investors should be prepared for the complete loss of their investments. *See, Risk Factor Number 2.*

CALCULATION OF RECOUPMENT OF PRODUCTION COSTS WITHOUT CONTINGENCY, ADVANCES AND BONDS

PERCENT OF CAPACITY	**100%**	**90%**	**80%**	**70%**	**60%**	**50%**	**40%**	**30%**	**20%**
GROSS	$647,600	$582,840	$518,080	$453,320	$388,560	$323,800	$259,040	$194,280	$129,520
ADJUSTED NET GROSS (5%)(2)	$615,220	$553,698	$492,176	$430,654	$369,132	$307,610	$246,088	$184,566	$123,044
THEATRE SHARE @ 6%	$36,913	$33,222	$29,531	$25,839	$22,148	$18,457	$14,765	$11,074	$7,383
COMPANY SHARE	$578,307	$520,476	$462,645	$404,815	$346,984	$289,153	$231,323	$173,492	$115,661
FIXED EXPENSES	$287,925	$287,925	$287,925	$287,925	$287,925	$287,925	$287,925	$287,925	$287,925
PROFIT	$290,382	$232,551	$174,720	$116,890	$59,059	$1,228	($56,602)	($114,433)	($172,264)
ROYALTY POOL AT 31%	$90,018	$72,091	$54,163	$36,236	*$20,000	$20,000	$20,000	$20,000	$20,000
PROFIT	$200,363	$160,460	$120,557	$80,654	$39,059	($18,772)	($76,602)	($134,433)	($192,264)
weeks to recoup									
$4,424,315(3)	22.08	27.57	36.70	54.86	113.27	N/A	N/A	N/A	N/A
* Minimum Weekly Guarantee									

The Recoupment Schedule is based upon the following assumptions: a 700 seat theatre and an average ticket price of $114.75 for eight (8) shows per week. 700 seats is estimated to be the size of the theater in which the Company intends to produce the Broadway Production. The ticket price of $114.75 was selected by the Company as it represents the going rate for tickets to Broadway musicals.

(2) The difference between the Gross and the Adjusted Net Gross is the sum of charges for commissions levied by ticket selling agencies and credit card commissions; 5% represents an estimate and the actual number could be higher or lower, depending upon the number of tickets sold that are subject to commission charges.

(3) This number represents all Production Costs excluding contingency costs, advances and bonds, but including offering expenses.

The Recoupment Schedule estimates how many weeks the Broadway Production will have to run to generate sufficient operating profits to repay the non-returnable elements of the Production Budget. This does not mean that the Managing Member would actually make the indicated distributions. Accordingly, the number of weeks required to recoup Investors' investments will not necessarily coincide with actual distributions to Investors. No assurances can be given as to the timing or the amount of any cash distributions to Investors or that any portion of Investors' investments will be recouped or that the Company will generate any operating profits.

Numerous assumptions are included in the Recoupment Schedule. Changes in any one or more of the following assumptions could materially alter the Recoupment Schedule:

- The Recoupment Schedule assumes that Running Expenses will be in accordance with the Operating Budget above.
- The Recoupment Schedule assumes that Production Expenses will be in accordance with Production Budget set forth on pages 19 and 20 above.
- The Recoupment Schedule assumes that a royalty formula will be in effect for the Broadway Production. *See, the Production Contract.*
- In determining the capital to be recouped, the Recoupment Schedule excludes recoverable items such as bonds and deposits and assumes that we will not spend our reserve for contingencies. The amount of reserves has been determined based on the experience of the Managing Member and our general manager in the theatrical industry and the general rule of thumb that reserves should be approximately ten percent (10%) of the budgeted subtotal of production costs.
- The Recoupment Schedule assumes that the theater in which the Broadway Production will be presented will have 700 seats.
- The Recoupment Schedule assumes that tickets will be sold at an average price of $114.75 per ticket.

Investors also should recognize that what the Recoupment Schedule refers to as "100% of capacity" is a projection that assumes that 100% of the seats are sold without discount (i.e., 700 seats with an average ticket price of $114.75 per ticket). If some tickets are sold at a discount, which almost always is the case, the Broadway Production will operate at less than 100% capacity even if all tickets are sold. Investors should recognize that the Recoupment Schedule at 100% of capacity is highly optimistic scenario, and that extraordinarily few shows operate at 100% of capacity. Investors should also understand that according to the Recoupment Schedule, for weeks in which the Broadway Production operates at 50% capacity or less, no profit will be generated and in fact the Company will be operating at a loss during such weeks.

The estimates contained in the Recoupment Schedule are subject to change and, of course, there can be no assurance that the Broadway Production will run for any particular length of time or that it will have audiences of any specified size for any specified length of time or that tickets sold will be at full price. It is highly unrealistic to expect that the Broadway Production will achieve the maximum weekly gross revenue. Furthermore, both Production Expenses and Running Expenses may vary from the levels included in the Recoupment Schedule, and such changes could materially alter the Recoupment Schedule. Most Broadway productions do not run long enough to achieve Recoupment (the point at which Net Profits are first realized).

Results of Operations for Period Ended December 31, 2010

We have not earned any revenues from inception through the date of this Offering Circular. We do not anticipate generating revenue until we have mounted the Broadway Production. We are presently in the development stage of our business and we can provide no assurance that we will generate any income on the Broadway Production that we are producing. We incurred $181,343 in general and administrative expenses through December 31, 2010.

Liquidity and Capital Resources

As of December 31, 2010, we had current assets (cash) of $100, $348,100 in restricted cash, representing investor subscriptions, $90,647 in production costs and current liabilities (including $433,100 of refundable investor subscriptions and front money) of $620,090. As of December 31, 2010, our working capital deficit was $619,990. In addition to the $85,000 front money, all of which had been expended on offering and organizational costs as of December 31, 2010, the Managing Member is presently financing the Company's operations. It had advanced $163,516 as of December 31, 2010 (and had advanced $258,399 through March 20, 2011). See also, Certain Relationships and Related Party Transactions –Compensation of Managing Member and Producer.

During December, we refunded a total of $4,000 to two subscribers pursuant to our offer in connection with the matters described in Risk Factor Number 1 to this Offering Circular.

We are completely dependent upon obtaining financing in this offering to pursue our plan of operations. We intend to raise funds to finance our immediate and long-term operations through an offering of Units. The successful outcome of our financing activities cannot be determined at this time and there is no assurance that if achieved, we will have sufficient funds to execute our intended business plan or generate positive operating results.

These factors, among others, raise doubt about our ability to continue operations. The accompanying financial statements do not include any adjustments related to recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we be unable to continue as a going concern.

Front Money Arrangements

Front money is a typical source of funding in the New York theatrical industry and allows the Company to conduct pre-production activities prior to the commencement of a formal offering of investment interests. The front money agreement provides that, if the Minimum Offering is not completed, the Managing Member will cause the Company to return any unused portion of the front money to the front money investor, but if the full amount of the front money has been utilized (which is the case), neither the Managing Member nor the Company will have any obligation to the front money investor. *See, Plan of Distribution – Front Money Investors.*

DESCRIPTION OF THE COMPANY'S BUSINESS

The Business of Broadway

We are in the commercial theater business which, in the United States, is generally separated into two categories, New York City and outside New York City. New York City is the central and principal venue for commercial theater in the United States with a significant resident population of theater-goers and a tourist population that attends the commercial theater regularly. The commercial theater business in New York City consists of Broadway productions, which are presented in theaters with more than five hundred (500) seats principally in the Times Square area or "Off-Broadway" productions, which are presented in theaters with fewer than five hundred (500) seats throughout the borough of Manhattan. Plays and musicals tend to be produced on an open ended basis in New York City, which means that instead of being scheduled for a particular run (e.g., two weeks of performances), they can run for an unlimited period of time, assuming sufficient ticket sales.

A theatrical producer begins the process of producing a play or musical by obtaining, alone or with others, an option for the right to present the play on the live stage in New York City (either on Broadway or Off-Broadway) from the author or authors of the play or musical. Such option is exclusive to the producer and usually contains additional options for the producer to present the play on tour and in other cities in the United States and Canada as well as certain international territories (most frequently the British Isles, Australia and New Zealand). It is typical for the producer to pay the playwright a non-returnable advance against the royalty to be paid to the playwright when the production is up and running.

Usually, once the rights have been obtained, theatrical producers will form a corporate entity such as a limited liability company or a limited partnership to serve as the production entity. Virtually simultaneously with the creation of the entity and preparation of the offering papers, the producers will usually begin to assemble the necessary business and creative elements and personnel. On the business side, the producers will retain a theatrical attorney, a general manager, a company manager, a theatrical press agent, a marketing specialist, an advertising firm, a production supervisor and other related personnel. In addition, the producers will seek to secure a theater for the production. On the creative side, the producers will retain a director, a casting director, the cast, a choreographer (if necessary), designers for the set, costumes, lighting, sound and hair, a stage manager, a musical director and a conductor (if the production is a musical), and other related personnel.

The minimum compensation paid to the above-mentioned personnel is usually paid in accordance with applicable guild and union rules, and certain persons will negotiate terms in excess of such minimums. Many are entitled to royalties based on gross weekly box office receipts, including the producers. General managers, and prestigious directors and authors sometimes also receive a share of Net Profits. Notwithstanding the foregoing, most Broadway productions now pay the royalty participants on the basis of a royalty formula pursuant to which the royalty participants share a percentage of weekly net operating profits (subject to a minimum weekly guaranty) instead of receiving a percentage of gross weekly box office receipts. The purpose of the royalty formula is to accelerate recoupment (and it is our intention to put a royalty formula in place for the Broadway Production).

At times, before coming to New York City, a show will have an out-of-town run or will be produced by a regional theater in a developmental production. Once the determination is made to produce the show in New York City, a rehearsal period that might range from four to fourteen weeks typically will precede the commencement of public performances. Prior to a show opening on Broadway or Off-Broadway, it will run a number of preview performances before paying audience members. These preview performances will allow the producers and the creative personnel the chance to see how certain material is received by the audience and to make changes, if necessary, prior to the opening of the show. Just prior or after a play or musical opens, the critics for newspapers, television, magazines and other media will see the play or musical and write their reviews. Usually, the first reviews for the play or musical appear in public on opening night or the morning after.

If a Broadway production has a favorable run in New York City, the producers will often endeavor to exploit their right to produce or license additional companies of the production. The most common additional exploitation would be the formation of a new company to conduct a touring production throughout North America. Touring companies typically are formed to produce musicals, since few dramatic productions can attract sufficient audiences on a nation-wide basis. In addition to North American touring companies, the producer also may produce or license sit-down companies in North American (e.g., an open-ended Chicago run of a particular production), and foreign productions if the producer has secured such rights.

The Production Company

We are a limited liability company formed in the State of Delaware on January 25, 2010, solely to produce and present the musical "Godspell" on Broadway and to exploit certain ancillary rights therein. We have a limited operating history and there has been no bankruptcy, receivership or similar proceeding, nor has there been any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business since our date of formation. We do not own any physical property.

We are located at the offices of our Managing Member, Davenport Theatrical Enterprises, Inc., 250 West 49TH Street, Suite #301, New York, NY 10019, telephone: 212 874-5348, Fax: 212 874-4664.

We intend to present the Broadway Production no earlier than August 1, 2010, and no later than December 31, 2011 and currently anticipate presenting the Broadway Production at a small Broadway theater such as The Circle in the Square Theater in New York City which seats approximately 700 persons or the Booth Theater in New York City which seats approximately 766 persons. However, we have no agreement with any theater. There is no assurance that the theaters that seem best suited for the Broadway Production will be available when we are prepared to proceed with the Broadway Production, and even if one or more such theaters is available, there is no assurance that we will be able to agree on terms.

We are managed by the Managing Member, and the Managing Member will have sole and complete control over the financial management and business affairs of the Company. The Company has no board of directors or management committee, and Investors will have no input regarding our operations. The Managing Member is solely managed and controlled by Kenneth A. Hasija. *See, Management.* We have no equity compensation plans.

Our business plans with regard to the production and marketing of the Broadway Production are set forth above in the section entitled *Management's Discussion of Financial Condition and Results of Operations.* We will be fully capitalized upon the receipt of investments from Investors totaling $5,000,000 (or such lesser amount as the Managing Member determines is sufficient to produce the Broadway Production, but in no event less than $3,750,000).

Investors in the Company will be those persons who invest in the Company in accordance with the terms of this offering by purchasing Units. If the Managing Member purchases Units, then with respect to such investment, the Managing Member also will be deemed to be an Investor.

The Managing Member

Davenport Theatrical Enterprises, Inc. will be the Managing Member of the Company and the producer of the Broadway Production. The sole officer, director and employee of the Managing Member is Kenneth A. Hasija. *See, Management.*

Bookwriter

The book of the Musical was written by John-Michael Telebak who also directed the initial New York productions at La MaMa Experimental Theatre Club, the Cherry Lane Theatre, the Promenade Theatre, and on Broadway. He co-wrote with David Greene the 1973 film version of *Godspell.* Mr. Tebelak died on April 2, 1985, at age 35.

Composer/Lyricist

In 1971, Stephen Schwartz wrote the music and new lyrics for the Musical, for which he won several awards, including two Grammys. Among his additional credits are the following: in collaboration with Leonard Bernstein, he wrote the English texts for Bernstein's *Mass*, and he wrote the music and lyrics for *Pippin* and *The Magic Show*. Mr. Schwartz's most recent musical, *Wicked*, opened in the fall of 2003 and is currently running on Broadway and in several other productions around the United States and the world.

Production Contract

The Company has entered into a Production Contract with the Author (specifically, the loan-out company that holds the rights of the composer/lyricist Stephen Schwartz and the Tebelak Heirs Joint Venture, which holds the rights of the deceased bookwriter, John-Michael Tebelak).

Set forth in the table below is a summary of the payments to be made by the Company under the Production Contract:

Author Advance	$18,000 for the first 12 months; $18,000 for an optional second 12 month period.
Author Royalty	6% of gross weekly box office receipts(1)
Author's Minimum Weekly Guarantee	$6,000(2)
Author's Net Profits	5% of Net Profits(3)
Stephen Schwartz creative consultant post-recoupment minimum weekly guarantee	$1,000(4)

---

(1) Author's royalty increases to 8% of gross weekly box office receipts upon the Company's recoupment of 100% of its production expenses.

(2) Author's minimum weekly guarantee increases to $9,000 upon the Company's recoupment of 100% of its production expenses.

(3) Net Profits are payable to Author if and when the Company recoups 100% of its production expenses. The percentage to be paid to Author increases to 6.5% of Net Profits if the Company recoups 150% of its production expenses and increases further to 8% of Net Profits if the Company recoups 200% of its production expenses.

(4) This royalty will commence from and after the Company's recoupment of 100% of its production expenses and shall be equal to 2.22% of weekly profits, subject to a minimum weekly guarantee of $1,000.

The following is a narrative summary of the terms of the Production Contract:

Pursuant to the Production Contract, the Author will be entitled to a nonreturnable payment of Eighteen Thousand Dollars ($18,000) in consideration for which we will have a twelve (12) month option period within which to commence the Broadway Production. For an additional payment of Eighteen Thousand Dollars ($18,000) we will have an additional twelve (12) month option period within which to commence the Broadway Production. If we fail to commence paid public performances of the Broadway Production within the applicable option period, our right to produce the Musical will expire.

The Production Contract states that the Author is to receive a royalty of 6% of gross weekly box office receipts, rising to 8% of gross weekly box office receipts upon recoupment of 100% of Production Expenses. However, provided that all royalty participants (i.e., all parties entitled to share in gross weekly box office receipts other than star(s) and theatre), including the Managing Member with respect to its producer fee, agree to waive their right to a royalty based on gross weekly box office receipts and agree instead that their royalties shall be subject to a royalty formula, the Author has agreed to be paid pursuant to a royalty formula. We intend to require that all royalty participants agree to a royalty formula for the Broadway Production.

Pursuant to the royalty formula to be in effect for the Broadway Production, the Author will receive a minimum weekly guarantee of Six Thousand Dollars ($6,000) against 15.56% of weekly net operating profits ("*Weekly Profits*"), increasing at 100% Recoupment to a minimum weekly guarantee of Nine Thousand Dollars ($9,000) against 17.78% of Weekly Profits. We have also agreed to pay the Author five percent (5%) of Net Profits starting at 100% Recoupment, increasing to six and one-half percent (6.5%) of Net Profits following one hundred and fifty percent (150%) Recoupment, and further increasing to eight percent (8%) of Net Profits following two hundred percent (200%) Recoupment. If Net Profits are achieved, the payment of a share of Net Profits to the Author will reduce the amount of Adjusted Net Profits available to be shared by Investors and the Manager. *See, Risk Factor Number 9.*

Stephen Schwartz will serve as a creative consultant to the production (which position will not give him any management authority with respect to the Company).However, with respect to the Broadway Production, Mr. Schwartz will receive no royalty prior to recoupment. From and after recoupment, he will participate in a royalty formula pursuant to which he will receive a minimum weekly guarantee of One Thousand Dollars ($1,000), against 2.22% of Weekly Profits in consideration of his creative consulting services.

We will have the right to produce and exploit a cast album of the Broadway Production, provided that the terms of the applicable recording contract shall be subject to the Author's reasonable approval. The net proceeds in connection with such exploitation will be split sixty percent (60%) to the Author and forty percent (40%) to the Company. In addition, we will have merchandising rights in the Broadway Production, which we intend to license to a merchandise specialist. With respect to in-theater sales of merchandise, the Author is entitled to receive ten percent (10%) of the gross retail sales (less taxes), but not in excess of fifty percent (50%) of the Company's license fee from such sales. With respect to sales in other locations, the Author is entitled to receive fifty percent (50%) of the Company's license fee from such sales.

In addition to the right to produce and present the Broadway Production, we have secured the exclusive right to present one or more first class performances of the Musical in the United States and Canada, including touring performances. In addition, provided that we have presented the Broadway Production for no less than ninety-six (96) paid public performances (including up to eight (8) previews plus the official press opening), "vesting" will occur under the terms of the Production Contract, and we will have the right to acquire and exercise production rights in the British Isles, Australia and New Zealand (each, an "*Additional Territory*"), subject to certain terms and restrictions set forth in the Production Contract.

During the period that we are producing and presenting the Musical, the Author has agreed to refrain from authorizing first or second class commercial productions of the Musical in the United States or Canada, or in any Additional Territory.

Because the Broadway Production is a revival, we will have limited participation in the Author's subsidiary rights income, if any. If we "vest" as set forth above in the United States and Canada, we shall share in 25% of "Excess Stock and Amateur Subsidiary Rights Earnings" in the United States and Canada for a period commencing at such time as we achieve such vesting, and ending seven (7) years following the close of the last company of the Musical produced, leased or licensed by us in the United States and Canada. If we have vested in any Additional Territory (i.e., we present the Musical for no less than ninety-six (96) paid public performances (including up to eight (8) previews plus the official press opening) in such Additional Territory), we shall share in 25% of such "Excess Stock and Amateur Subsidiary Rights Earnings" in such applicable Additional Territory for a period commencing on the date we vest in each such applicable Additional Territory, and ending seven (7) years following the close of the last company of the Musical produced, leased or licensed by us in each such applicable Additional Territory. Further, if we vest as set forth above in the United States and Canada, then with respect to any foreign territories where we do not present the Musical, we shall share in 15% of the "Excess Stock and Amateur Subsidiary Rights Earnings" in each such applicable foreign territory for a period commencing on the date we achieve vesting in the United States and Canada, and ending seven (7) years thereafter.

As defined in the Production Contract, "Excess Stock and Amateur Subsidiary Rights Income" shall be determined as follows: all stock and amateur rights earnings in the applicable territory, net of customary agents' commissions ("*Agents' Commissions*") during the five (5) years prior to the official press opening of the Broadway Production by the Company (or the initial commercial production with respect to the applicable Additional Territory) shall be averaged to reach an average annual figure (the "*Annual Average*"). Thereafter, the amount by which annual stock and amateur rights earnings for the applicable territory, net of Agents' Commissions, exceed the Annual Average shall be deemed Excess Stock and Amateur Subsidiary Rights Income.

Theater

We intend to present the Broadway Production in a small Broadway theater with a seating capacity of between 675 and 1,100. However, we have made no agreement to date with a theater owner for a theater license, and there can be no assurance that a theater of the sort we would prefer will be available when we are ready to commence the Broadway Production. Nor can there be any assurance that if any such theater is then available, we will be able to negotiate favorable terms given the high level of competition among Broadway producers that currently exists for the limited number of Broadway theaters. A typical Broadway theater license agreement will provide that the theater owner receives a fixed weekly payment, a percentage of gross weekly box office receipts, and reimbursement of expenses associated with the operation of the theater (including, without limitation, salaries of box office personnel, ushers, stage hands and musicians). The theater license will allow us to remain in occupancy and to continue to present the Broadway Production for as long as we elect; provided, however, that if ticket sales fall off and we do not elect to close our production, the typical Broadway theater license will give the theater owner the right to evict us if ticket sales fall below a specific threshold set forth in the license agreement for a period of two consecutive weeks.

Other Personnel

The terms on which we have engaged our director are described in "Compensation of Director" on page 39. We also intend to enter into contracts with the choreographer, designers and other personnel. No such contracts have yet been entered into, and there is no assurance that we will be able to secure the services of those whom we would most like to work with or that such persons, if available, will agree to terms we find acceptable.

The General Manager

We have retained the services of Charlotte Wilcox Company L.L.C. (the "*General Manager*") to provide customary general management services for the Broadway Production. Such services typically include, without limitation, the preparation of production and operating budgets, negotiating contracts for goods and services utilized in connection with the production, supervising and managing the production company's accounts, including, without limitation, payroll, and other services related to the business affairs of the production company. In connection with their services, general managers typically are given authority by the producer to enter into contracts on behalf of the production company. However, such authority applies to contracts that have been pre-approved by the producer. In no event will the General Manager be considered an officer of the Company, and our Managing Member will retain ultimate authority with respect to our operations. The General Manager has served as general manager for many Broadway productions including, without limitation, recent revivals of *West Side Story* and *Grease*, and other productions such as *The Drowsy Chaperone*, *The Wedding Singer* and *Dirty Rotten Scoundrels*.

Compensation of Managing Member, General Manager, Theater, and Creative Personnel

Compensation of the Managing Member

Compensation as Producer

The Managing Member is the producer of the Broadway Production. As compensation for its services it is expected that the Managing Member will receive a production fee of $20,000 which shall be paid as follows: $5,000 on the first day of rehearsals, $5,000 on the first paid public performance and $10,000 on the official opening of the Broadway Production. In addition, the Managing Member will be entitled to ongoing compensation as follows: a producer's management fee or royalty equal to up to 3% of gross weekly box office receipts for each week that the Musical is presented (but subject to the same royalty formula that will apply to the Author and which will be in effect for the Broadway Production) and a weekly executive producer fee of $1,000. In consideration for providing office facilities for the Company, it is expected that the Managing Member also will be entitled to a weekly cash office charge of $2,000 beginning two weeks prior to the commencement of rehearsals of the Broadway Production and continuing until two weeks after its close. The office facilities of the Managing Member will not be used exclusively for the business of the Broadway Production.

Share of the Adjusted Net Profits

The Managing Member will be entitled to receive 50% of our Adjusted Net Profits. The other 50% will be allocated to Investors pro rata in accordance with their ownership of Units. The Managing Member reserves the right to accord others, including, without limitation, certain Investors, a share of its Adjusted Net Profits (or other financial entitlements).

Reimbursement or Conversion of Advances into Units

Any offering or production expenses that the Managing Member advances to the Company may be reimbursed to the Managing Member. As of March 20, 2011, it had expended $258,399 of its own funds for these purposes. If, however, the Managing Member declines to be reimbursed then any sums advanced by it to the Company will be converted into Units, at $100 per Unit, in which event the Managing Member will become an Investor to the extent thereof.

Compensation for Additional Services

It is anticipated that the Managing Member will provide marketing and internet marketing services to the Company. Such services are not customarily performed by Broadway producers. Instead, third parties usually are engaged to perform such services. The Managing Member has experience providing such services, and will provide such services to the Company for a fee comparable to the fee that would be charged by a third party service provider. It is anticipated that the Managing Member will receive a fee of up to $12,000 plus a weekly payment of $1,200 for marketing services and a fee of up to $15,000 plus a weekly payment of $1,500 for internet marketing services.

Compensation of Bookwriter and Composer/Lyricist

See discussion under *Production Contract* above.

Compensation of Director

We have engaged Daniel Goldstein as director for the Broadway Production (the "Director") under an agreement that provides that he will receive the minimum fee and advance set forth in the Broadway League and the Stage Directors and Choreographers Society Collective Bargaining Agreement at the time the Broadway Production starts rehearsals, currently $24,915 and $37,365, respectively. As a royalty, the Director will receive a minimum weekly guarantee of $1,500 against 2.5% of weekly operating profits, increasing at 100% Recoupment to a minimum weekly guarantee of $2,250 against 4% of weekly operating profits.

Compensation of the Cast

The cast has not yet been selected for the Broadway Production. As is typical for Broadway production companies, we intend to enter into contracts with performers on at least the minimum terms approved by Actors' Equity Association, although nothing would prohibit us from agreeing to terms with certain members of the cast which are above such minimum terms. If we cast "stars" in any of the lead roles, such stars may receive in addition to guaranteed compensation, a percentage of gross weekly box office receipts above certain levels and perhaps even a share of our Net Profits.

Compensation of Other Personnel

The Company also plans to hire other personnel, including among others a choreographer, an orchestrator and musical director, as well as scenic, lighting, costume, and sound designers. All will receive basic compensation in accordance with applicable guild or union standards. Certain of such persons are likely to negotiate amounts in excess of such standards. Stage hands will be engaged by the theater, and we will reimburse the theater for all such costs, and the same procedure will be followed in connection with the engagement of musicians.

The foregoing is not a complete list of all of the personnel who will be engaged by us. In all circumstances, we intend to enter into agreements with such personnel on standard terms for the industry, taking into account the caliber of the particular persons involved.

Compensation of General Manager

The Company and the General Manager have entered into an agreement that provides that in exchange for the General Manager's services in connection with the Broadway Production, the General Manager will receive a fee of Forty Thousand Dollars ($40,000), a weekly fee of Three Thousand Five Hundred Dollars ($3,500), a weekly cash office charge of $500, and 1% of Net Profits.

Gross Participants and Net Participants

We reserve the right to enter into contracts providing for payment of percentages of gross weekly box office receipts or Net Profits to stars or others. Any increase in the amount of gross weekly box office receipts will increase the amount of time the Broadway Production will have to run for Investors to recoup their investments, and any compensation consisting of a share of Net Profits will reduce the Adjusted Net Profits available to Investors.

Royalty Formula

As discussed above, a royalty formula will be in effect for the Broadway Production. As a result, and for the purpose of accelerating Investor Recoupment (the point at which Investors have received distributions equal to their investments in the Company), the royalty participants will receive a share of Weekly Profits instead of a percentage of gross weekly box office receipts. The terms applicable to the Author, the largest royalty recipient, are described above in *Production Contract*, and the terms applicable to the director are described above in *Compensation of Director*. Because agreements have not been reached with other royalty participants such as the choreographer and certain designers, we cannot know for certain what percentage of operating profits will be assigned to the royalty pool prior to Recoupment, with some increase to follow post-Recoupment.

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

MANAGEMENT

Managers, executive officers, promoters and control persons

Kenneth A. Hasija, age 38, is the sole owner, officer and director of our Managing Member. Neither we, nor our Managing Member has other executive officers or key employees. Set forth below is biographical information with respect to Kenneth A. Hasija.

Biography

For the past five years, Kenneth A. Hasija, through the Managing Member, has been best known for producing Off-Broadway productions. He is professionally known as Ken Davenport and was the only independent producer to have three shows running simultaneously Off-Broadway: *Altar Boyz*, *The Awesome 80s Prom* and *My First Time*. While neither the Managing Member nor Kenneth A. Hasija has been lead producer for a Broadway production, the Managing Member has served as a co-producer on the following Broadway productions, providing financial support and advice (but not in a decision making capacity): *13*, *Speed-The-Plow*, Will Ferrell's *You're Welcome America*, *Blithe Spirit* with Angela Lansbury; and most recently *Oleanna* with Bill Pullman and Julia Stiles. In addition to *Godspell*, Kenneth A. Hasija is planning a revival of Aaron Sorkin's *A Few Good Men* for Broadway and adapting the novel and film *Somewhere in Time* into a musical. Kenneth A. Hasija was also featured in Crain's 40 under 40.

Within the past five years, the Managing Member produced and presented the following productions: *Altar Boyz* (Off-Broadway and on tour), *My First Time* and *The Awesome 80s Prom*. The following table sets forth the opening and closing dates for each of those shows and the other shows on which the Managing Member has served as co-producer but not as a lead producer, as well as the return to investors for each dollar invested in each such show as of March 20, 2011:

Title of Show	Opening Date	Closing Date	Return on $1.00 Investment	Production Entity
Altar Boyz (Detroit)	September 8, 2005	December 18, 2005	$0.346	Altar Boyz Motown, LLC
Altar Boyz (NYC)	March 1, 2005	January 10, 2010	$1.32	Altar Boyz Limited Partnership
Altar Boyz Tour	October 10, 2006	May 13, 2007	$1.1678	The Altar Boyz on the Road Limited Partnership
My First Time	July 26, 2007	January 22, 2010	$1.4805	My First Limited Partnership
The Awesome 80s Prom	September 10, 2004	Still running	$4.1250	The Awesome 80s Limited Partnership
13	October 5, 2008	January 4, 2009	$0.0300	13 NY LLC
Blithe Spirit	March 15, 2009	July 19, 2009	$1.1490	Blithe Spirit NY LLC
Oleanna	October 11, 2009	December 6, 2009	$0.1150	Oleanna on Broadway LLC
Speed-the-Plow	October 23, 2008	February 22, 2009	$1.0904	Speed the Plow Company, LP

You're Welcome America	February 5, 2009	March 15, 2009	$1.3452	You're Welcome America, LP

The amounts shown are the aggregate distributions to investors, which included some or all of their initial capital contributions. For example, for each $1.00 invested, investors in Altar Boyz (NYC) received back their original $1.00 plus $.32. However, investors in Altar Boyz (Detroit) received back only $.345 for each $1.00 invested, so they did not receive back their entire initial capital contribution.

There is no assurance that Investors will receive any return from the Broadway Production.

Executive Compensation

Kenneth A. Hasija controls our Managing Member, and any compensation paid to him for providing services will be paid by the Managing Member out of any compensation paid to the Managing Member. Kenneth A. Hasija has not received any compensation for services he has provided to date in connection with the Broadway Production.

We have no other managers and officers.

Employment Agreements

We have no employment agreements with any executive officer or director.

Reimbursement of Managing Member

The Managing Member shall be reimbursed for expenses as set forth in *Compensation of the Managing Member*.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of Units as of December 31, 2010 by (i) by each person who is known by us to own beneficially more than 5% of our membership interests, (ii) by each of the named executive officers and (iii) by all our managers and executive officers as a group. On such date, we had one Unit outstanding.

Name and Address of Beneficial Owner	Units Beneficially Owned before offering	Units Beneficially Owned after offering	Percent of Class Beneficially Owned
Davenport Theatrical Enterprises, Inc.(1)(2)(4) 250 West 49th St., Suite #301, NY, NY 10019	1 Unit	(5)	Currently, 100%
Kenneth A. Hasija (3)	1 Unit	(5)	Currently 100%
All Current Executive Officers and Managers as a group (one person)	1 Unit	(5)	Currently, 100%

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(1) Davenport Theatrical Enterprises, Inc. ("*Davenport*") is the Managing Member of the Company and in its capacity as the Managing Member is entitled to fifty percent (50%) of the Adjusted Net Profits of the Company pursuant to the terms of the Operating Agreement, which entitlement is unrelated to the Managing Member's ownership interest of one Unit.

(2) Davenport may acquire Units in the offering either through the conversion of outstanding expenses advanced by Davenport at $100 per Unit or through the purchase in cash of Units at $100 per Unit.

(3) Kenneth A. Hasija (p/k/a Ken Davenport) is the director and sole beneficial owner of Davenport Theatrical Enterprises, Inc.

(4) Indicates officer.

(5) It is not known at this stage if Davenport or Kenneth Hasija will acquire any Units beyond that currently beneficially owned by them.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Some of the parties involved with the operation and management of the Company, including the Managing Member, have other relationships that may create disincentives to act in the best interests of the Company and its Investors. The Managing Member has not established, and has no plans to establish, any procedures or controls to prevent, address or resolve these conflicts. As a result, these conflicts may inhibit or interfere with the sound and profitable operation of the Company.

In evaluating these conflicts of interest, prospective investors should be aware that the Managing Member has a responsibility to Investors to exercise good faith and fairness in all dealings affecting the Company. The Managing Member is accountable to the Company as a fiduciary and consequently must exercise integrity in handling the Company's affairs. Investors may have the right, subject to procedural and jurisdictional requirements, to bring legal actions to enforce their rights under federal securities laws; and may be able to recover such losses from the Managing Member if such losses resulted from the Managing Member's violation of the anti-fraud provisions of the federal securities laws. Since the foregoing involves a rapidly developing and changing area of the law, Investors who at any time believe that the Managing Member has breached its fiduciary duty should consult with their own counsel. The Operating Agreement conforms to the Delaware limited liability company act with respect to the duties owed by the Managing Member to the Investors. No agreement or other arrangement shall permit the Managing Member to contract away its fiduciary obligation to Investors.

Relationship of Managing Member and Producer

The Managing Member and producer are the same entity. It may be in the Managing Member's interest as the producer to continue to present the Broadway Production, when it may be in the interest of Investors for the run of the Broadway Production to be terminated. This risk is heightened by the Managing Member's anticipated entitlement to weekly fixed and variable fees.

Compensation of Managing Member and Producer

- As compensation for its services as producer it is expected that the Managing Member will receive a production fee of $20,000 which shall be paid as follows: $5,000 on the first day of rehearsals, $5,000 on the first paid public performance and $10,000 on the official opening of the Broadway Production.

- In addition, the Managing Member will be entitled to ongoing compensation as follows: a producer's management fee or royalty equal to up to 3% of gross weekly box office receipts for each week that the Musical is presented (but subject to the same royalty formula that will apply to the Author and which will be in effect for the Broadway Production) and a weekly executive producer fee of $1,000.
- In consideration for providing office facilities for the Company, it is expected that the Managing Member also will be entitled to a weekly cash office charge of $2,000 beginning two weeks prior to the commencement of rehearsals of the Broadway Production and continuing until two weeks after its close. The office facilities of the Managing Member will not be used exclusively for the business of the Broadway Production.
- The Managing Member will also be entitled to receive 50% of our Adjusted Net Profits, reduced by the amount to which the front money investor is entitled. If the Managing Member advances any offering or production expenses to the Company, it will be entitled to be reimbursed. If, however, the Managing Member declines to be reimbursed then any sums advanced by it to the Company will be converted into Units, at $100 per Unit, in which event the Managing Member will become an Investor to the extent thereof. As of March 20, 2011 the Managing Member had advanced $258,399.
- It is anticipated that the Managing Member will provide marketing and internet marketing services to the Company for a fee comparable to the fee that would be charged by a third party service provider. It is anticipated that the Managing Member will receive a fee of up to $12,000 plus a weekly of $1,200 for marketing services and a fee of up to $15,000 plus a weekly of $1,500 for internet marketing services. Our agreements and arrangements with the Managing Member are not the result of arm's length negotiations, however we believe that they are on terms consistent with what is typical in the theatrical industry.

Competition by the Company for Management Services

The obligations of the Managing Member to the Company are not exclusive. The Managing Member and its principal are involved in other theatrical and entertainment-related projects as well as in other business activities. Liabilities incurred and commitments undertaken by the Managing Member with respect to projects other than our business could adversely affect its ability to manage the Company. Moreover, the Managing Member is expected to engage in the production of other theatrical productions for its own account, and for others, during the term of the Company. Such activities could be seen as competing with the Company and as potential conflicts of interest.

Lack of Separate Representation

The Company and the Managing Member are not represented by separate counsel. The attorneys, accountants and other professionals who perform services for the Company may be expected to perform services for the Managing Member and its affiliates. The attorneys, accountants and other professionals who perform services for the Company do not represent Investors, and no other counsel or professionals have been retained to represent the interests of Investors.

DESCRIPTION OF UNITS AND SUMMARY OF THE OPERATING AGREEMENT

Units

The interests being offered pursuant to this Offering Circular are Units representing limited liability company membership interests in the Company. Holders of Units will have the rights and be subject to the obligations described in the Company's Operating Agreement, a copy of which is attached as an exhibit hereto.

The Units will not provide the holder with any right to vote on the actions of the Company, except to replace the Managing Member in the event of its bankruptcy, dissolution or resignation. The Units grant the holder the right to receive distributions as set forth in the Operating Agreement. *See, Distributions.*

The Units may not be transferred without the consent of the Managing Member, which it may grant or withhold in its discretion. Consent may be conditioned on the transferring Investor complying with such conditions as may be prescribed by the Managing Member.

Operating Agreement

The rights and obligations of the Managing Member and the Investors will be governed by the Company's certificate of formation and the Operating Agreement. The following sections summarize the material provisions of the Operating Agreement. This outline is not definitive, and potential investors are advised to read and have their advisors read the Operating Agreement in its entirety. It is annexed to, and forms a part of, this Offering Circular.

Distributions

See, Distributions.

Powers of Managing Member

The Managing Member has full, exclusive and complete authority and discretion over the business of the Company. Investors have no right or power to take part in the management of, or to bind the Company, except as otherwise provided by law.

Liability of Investors

Investors will not be personally liable for any debts, obligations or losses of the Company beyond the amount of such Investor's investment and share of the undistributed Adjusted Net Profits, and a potential obligation to return distributions in certain limited circumstances. *See, Distributions.*

Restrictions on the Transfer of Units

Investors will not be able to sell or transfer any of their Units unless the Managing Member approves such sale or transfer, which it may or may not do so in its sole discretion. As a pre-condition to any transfer, counsel to the Company will need to determine that such sale or transfer is permissible and does not violate any applicable law, rule or regulation.

Allocation of Net Income and Net Losses

We will make allocations as determined by our accountants for federal income tax purposes consistent with the economic interests reflected in the distribution provisions as described above in Distributions. Generally, such allocations will be as follows: Net Income will be allocated 50% to the Managing Member and 50% to the Investors, and Net Losses will be allocated to the Investors; provided, however, that if the Managing Member has previously been allocated Net Income, the Managing Member will share in the Net Losses to the extent of the previously allocated Net Income. All allocations to Investors will be made in proportion to the amount invested by each.

Voting Rights

The right of Investors to vote on Company matters is extremely limited. If the Managing Member resigns, dissolves or files for bankruptcy, then the Investors shall have the right to vote on whether to continue the business of the Company and designate a substitute Managing Member. The vote of a majority in interest of the Investors will be required to approve the continuation of the Company. Each Investor's interest in the Company will be equal to the number of Units held by such Investor, thus, a majority in interest of the Investors will mean the vote of Investors holding more than half of all outstanding Units. Other than the right to vote described above, it is not anticipated that there will be any meeting of Investors or matters on which a vote of the Investors will be required. Members shall not have appraisal or dissenters' rights. Members shall not be permitted to remove the Managing Member and shall only have the right to replace the Managing Member in the unlikely event that the Managing Member resigns, dissolves or enters into bankruptcy. Members shall not have the ability to compel dissolution or liquidation of the Company.

Amendments

The Managing Member (or a third party designated by the Managing Member) has exclusive authority to make, execute, sign, acknowledge and file (a) any amendment to the Certificate of Formation of the Company required by law or required to reflect any amendment to the Company's operating agreement, (b) all papers which may be required to effect or reflect the dissolution and liquidation of the Company after its termination, and (c) all such other instruments, documents and certificates which may from time to time be required (i) by the laws of the United States of America, the states of Delaware, New York or any other state in which the Company may do business, or any political subdivision or agency thereof, (ii) to effectuate, implement and continue the valid and subsisting existence of the Company, or (iii) to carry out and perfect any action pursuant to the Company's operating agreement. The Managing does not, however, have any rights, power or authority to amend or modify the Company's operating agreement when acting pursuant to the powers conferred by this paragraph.

Books and Records

If an Investor provides a written request to the Managing Member setting forth a good cause relating to the business of the Company and such Investor's investment therein, such Investor, or its financial representative, may examine the Company's books and records during normal business hours of the Company, however, no Investor will be permitted access to the names and addresses of other Investors absent demonstration of a compelling need for such information directly related to the requesting Investor's investment in the Company.

Liability of the Managing Member

The Managing Manager or its affiliates will not be liable to the Investors or the Company (i) for its failure to take any action, including, but not limited to, any action which may prevent the forfeiture of all or any portion of the Company's property, on behalf of the Company, due to the Company's lack of sufficient funds therefore, (ii) because any taxing authorities disallow or adjust any deductions or credits in the Company's income tax returns, or (iii) for any act or the omission the effect of which may cause or result in loss or damage to the Company; provided, however, the following conditions are met: (x) the Managing Member or its affiliates, as applicable, has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, (y) the Managing Member or its affiliates, as applicable, was acting on behalf of or performing services for the Company, and (z) such liability or loss was not the result of negligence or misconduct by the Managing Member or its affiliates, as applicable.

Indemnification of the Managing Member

The Company (but not the Investors personally) indemnifies and holds harmless the Managing Member and its affiliates, from any claim, loss, expense, liability, action or damage resulting from any act or omission in the conduct of the business of the Company provided that the following conditions are met: (a) the Managing Member or its affiliates, as applicable, has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, (b) the Managing Member or its affiliates, as applicable, was acting on behalf of or performing services for the Company, (c) such liability or loss was not the result of negligence or misconduct by the Managing Member or its affiliates, as applicable, and (d) such indemnification or agreement to hold harmless is recoverable only out of Company net assets and not from Investors. Subject to limitations described below with respect to the advancement of Company funds, the foregoing indemnification shall include, without limitation, reasonable costs and expenses of litigation and appeal (including reasonable fees and expenses of attorneys engaged by the Managing Member in defense or prosecution of any action relating to such act or omission).

Notwithstanding anything to the contrary contained in the foregoing paragraph the Managing Member, its affiliates and any person acting as broker-dealer (if any) shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (a) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (b) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; (c) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

The Company may not incur the cost of that portion of liability insurance which insures the Managing Member or its affiliates for any liability as to which the Managing Member or its affiliates, as applicable, is prohibited from being indemnified under this section.

The advancement of Company funds to a Managing Member or its affiliates for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all of the following conditions are satisfied: (a) the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company; (b) the legal action is initiated by a third party who is not an Investor, or the legal action is initiated by an Investor and a court of competent jurisdiction specifically approves such advancement; and (c) the Managing Member or its affiliates undertake to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, in cases in which such person is found not to be entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted pursuant to the Operating Agreement, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Abandonment, Termination and Liquidation

Abandonment of Production. The Managing Member at any time may abandon all further Company activities for any reason. At such point it shall so notify each of the Investors and the Company shall be terminated on such date as the Managing Member may designate. As of the date so fixed, the term of the Company shall end and the Managing Member shall liquidate the Company assets.

Termination. The term of the Company shall continue until the first to occur of the following: (a) all rights of the Company in the Musical shall have been disposed or otherwise terminated, and all financial affairs relating thereto have been settled; or (b) the resignation, dissolution or bankruptcy of the Managing Member, unless Investors holding a majority of the Units determine within thirty (30) days after such event to continue the business of the Company and, in such event, the Investors shall designate a substitute managing member who has agreed in writing to serve in such capacity. Upon any termination, the Managing Member will liquidate the affairs of the Company.

Liquidation of Company Assets. Where the Company is terminated or the activities of the Company are abandoned, the assets of the Company will be liquidated as promptly as possible and any cash proceeds shall be applied as follows, and in the following order of priority:

- to the payment of all debts, taxes, obligations and liabilities of the Company and the necessary expenses of liquidation. Where there is a contingent debt, obligation or liability, a reserve shall be set up to meet same, and if and when said contingency shall cease to exist, the moneys, if any, in said reserve shall be distributed as hereinafter provided.

- to the repayment of the cash contributed, or deemed to have been contributed, by the Investors (if any shall then remain unpaid), said Investors sharing each such repayment proportionately to their respective investments; provided, however, that no amount shall be distributed to any Investors in excess of the balance of such Investor's capital account.

- the surplus, if any, of the said assets then remaining shall be divided among all the Investors and the Managing Member in proportion to the balance of their capital accounts.

In liquidating the assets of the Company, all physical assets of a saleable value shall be sold at such price and terms as the Managing Member, in good faith, deems fair and equitable. We may also sell our entitlement to Excess Subsidiary Rights Income. Any Investor or the Managing Member, or any company, corporation or other firm in which it, or any of them, are in any way interested, may purchase said assets at such sale. Only physical assets need be sold.

Right of Company to Procure Additional Funds

If Production Expenses are higher than projected, or if the Company is operating unprofitably, we have the right to take in additional funds in the form of loans, if available. Any such loans will be on such terms, and will bear such interest, as may be negotiated. However, (i) if a lender becomes entitled to receive a share of Adjusted Net Profits, that will be paid entirely out of the Managing Member's share of Adjusted Net Profits, and (ii) no interest will be charged on any loan made by the Managing Member or its affiliates to fund additional Production Expenses (it being understood that, in no event will the Managing Member have any obligation to make loans to the Company). When loans are outstanding, they will be entitled to be repaid in full (with interest if applicable), before distributions are made to Investors or to the Managing Member. *See, Risk Factor Number 7.*

Reports to Investors

The Company will provide each Investor with periodic financial reports and with an annual Schedule K-1 that will show the Investor's share of our income (or losses), deductions and credits. Such share will be determined in accordance with applicable tax accounting principles as set forth in the Operating Agreement. We expect to provide these reports to our Investors electronically.

TAX CONSIDERATIONS

The following discussion of income tax considerations is based on the relevant provisions of the Internal Revenue Code of 1986, as amended (the "*Code*"), Treasury Department regulations ("*Regulations*"), and current judicial and administrative decisions through the date of this Offering Circular. It is the opinion of Preti Flaherty Beliveau & Pachios, LLP that this discussion accurately describes the material tax consequences affecting individual citizens and residents of the United States who become Investors in the Company. No ruling from the Internal Revenue Service ("*IRS*") as to the tax treatment affecting Investors has been sought. Please be aware that Preti Flaherty Beliveau & Pachios, LLP has served as special tax counsel to the Company and does not represent the individual members of the Company. No assurance can be given that legislation or judicial or administrative changes will not modify this section in the future. Because it is impractical to comment on all aspects of federal, state, and local tax laws which may affect the tax consequences of participating in the Company, each prospective Investor should satisfy himself as to the income and other tax consequences of this investment by obtaining advice from his own tax counsel or adviser. The following tax matters, however, are of particular significance:

Tax Status of Company; Investors Liable for Taxes on Company Income

The Godspell LLC is a limited liability company organized under the limited liability company laws of the state of Delaware, specifically Chapter 18, Title 6 of the Delaware Code (the "*LLC Act*"). Under the Code, the Company will be treated as a partnership for federal income tax purposes unless and until an election is made for the Company to be taxable as a corporation. No such election has been made, and it is not anticipated that any such election will be made. So long as the Company is classified as a "partnership" for federal income tax purposes, each item of income, gain, deduction, credit and loss will "flow through" the Company to the Investors in effectively the same fashion as if the Investors had incurred such income, gain, deductions, credits and losses directly. Consequently, each Investor will be required to include on his/her tax return his/her share of income, gains, deductions, credits, and losses of the Company. The Company's failure to make cash distributions, either completely or in an amount sufficient to satisfy the tax liability associated with such share of income and gains, does not affect the Investor's liability for taxes, and each Investor will be required to include his/her full share of income or gain from the Company in taxable income regardless of whether any cash distributions are made. In this regard, it is noted that the Operating Agreement allows the Manager to establish a reserve. The establishment of a reserve will not reduce our taxable income, and Investors will be subject to tax on any profits used to fund such reserve.

No Material Tax Benefits Are Present

Investment in the Units is not anticipated to result in any material federal or state tax benefits for any Investor. As to Investors, the Company's activities in all likelihood will be classified as "passive activities." Under the passive loss provisions of the Code, losses from passive activities may not be used to offset other income of a taxpayer such as salary, interest, dividends and active business income, although such losses may be applied against passive income of the taxpayer from other sources. Disallowed losses from an activity are allowed in full when the taxpayer disposes of his entire interest in the activity in a taxable transaction. The limitation on passive activity losses applies to individuals, estates, trusts, closely held Subchapter C corporations and personal service corporations. As a result, Investors described in the preceding sentence will not be able to deduct their share of any losses incurred by the Company as they arise (unless they have passive activity income against which to offset the losses). Such losses will, instead, be "suspended" until such time as the Investor disposes of his entire interest. Since there is not expected to be any market for Units, there may not be a disposition for these purposes until the Company is liquidated. Moreover, because the Company does not anticipate incurring a substantial amount of debt, any losses that are realized will likely represent an actual loss of capital invested by the Investors.

Investors Will Be Subject to Tax in New York

Because our business is being conducted in New York, New York has the power to tax any income that we do generate. As discussed above, that income will flow through to the Investors. The income will maintain its character as New York source income as regards the Investors, and Investors will therefore be subject to New York income taxation even if they are residents of another state. Under New York law, we will be required to make estimated New York income tax payments in respect of most nonresident Investors if the liability exceeds a minimum amount established by law (currently $300). Any such estimated payments will be charged against distributions otherwise due to Investors in respect of whom such payments were made and as such will reduce the amount otherwise distributable to such Investors. Further, the making of such payments does not relieve nonresident Investors of filing a New York income tax return for the relevant year, but such payments are allowable as a credit against the taxes due under such returns. An Investor's state of residence may or may not allow a credit for all or a portion of the taxes paid to New York.

PLAN OF DISTRIBUTION

There is no current market for our Units

There is currently no market for our Units, and it is not intended that there ever will be a market for Units.

The offering will be sold by our Managing Member

We are offering up to a total of 50,000 Units. The offering price is $100 per Unit and the minimum required investment is $1,000. The offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (i) the Offering Deadline, (ii) the first paid public performance of Broadway Production, or (iii) the sale of maximum number of Units being offered in this offering.

The Units are being offered by us on a "best efforts minimum/maximum" basis and there can be no assurance that all or any of the Units offered will be subscribed for. If less than the maximum proceeds are available to us, our development and prospects could be adversely affected. *See, Risk Factor Numbers 5 and 18.* We need to sell at least 37,500 Units ($3,750,000) in order to close this offering.

No one has committed to purchase any of the Units offered. Therefore, we may sell only a nominal amount of Units and return the funds received, or sell only the minimum number of Units required for the offering to close, in which case our ability to execute our business plan might be negatively impacted. We reserve the right to withdraw or cancel this offering and to accept or reject any subscription in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Once the Minimum Offering is subscribed for, we may continue to accept subscriptions but not in excess of the Maximum Offering or beyond the first paid public performance of the Broadway Production.

We will sell the Units in this offering through our Managing Member. Kenneth A. Hasija, acting on behalf of the Managing Member, plans to reach potential investors through personal contacts, the internet, and word of mouth. Mr. Hasija is not a registered broker-dealer and the Company believes he is exempt from registration in reliance upon the safe harbor of Rule 3a4-1 of the Exchange Act.

The basis of the analysis for reliance on Rule 3a4-1 of the Exchange Act with respect to each element of the safe harbor is set forth as follows:

(a) Mr. Hasija is not currently nor will he be subject to a statutory disqualification under Section 3(a)(39) of the Exchange Act at the time of his participation in the offering;

(b) Mr. Hasija is not receiving commissions or other remuneration in connection with his participation in this offering based either directly or indirectly on transactions in securities. Through the Managing Member, Mr. Hasija is currently performing and will continue to perform substantial duties for the Company as producer of the Broadway Production. Any compensation to the Managing Member is being made solely in consideration for producer services and services related to the marketing of the sale of tickets for the Broadway Production;

(c) Mr. Hasija is not currently and will not be an associated person of a broker or dealer; and

(d) Mr. Hasija will meet the conditions of Rule 3a4-1(4)(iii) by virtue of his participation in passive sales activities only. The Company intends to advertise its security offering principally through its website and on Mr. Hasija's personal blog. The content of these communications will be approved by the Managing Member of the Company. On no account will Mr. Hasija initiate contact with prospective investors through oral solicitation including "cold calling". In responding to inquiries of prospective investors initiated by the prospective investor, the content of such responses will be limited to the information contained in the offering statement in Form 1-A.

The Managing Member will receive no commission from the sale of the Units.

We have no intention of inviting broker-dealer participation in this offering.

Kenneth A. Hasija's address is 250 West 49th Street, Suite 301, New York, NY 10019.

Procedures for Subscribing

Any prospective investor who decides to subscribe for Units must complete a subscription package, including a Subscription Agreement, and deliver a check for acceptance or rejection. The minimum investment amount is $1,000 (i.e., 10 Units). All checks for subscriptions must be made payable to "The Godspell (New York) LLC"

All cash contributions shall be deposited in a special bank account at J.P. Morgan Chase, 270 Park Avenue, 41st Floor, New York, NY 10017, and shall not be used by us prior to the receipt of the Minimum Offering. However, the Company does not currently have a trust agreement or a trustee. The accumulated interest, if any, shall be an asset of the Company, and the Company shall have no obligation to pay such interest to the Investors. Once the Minimum Offering has been raised, we may use all the net proceeds of the offering as more fully described in the *Use of Proceeds* section. If we do not raise an amount equal to or over the Minimum Offering prior to the Offering Deadline, then all contributions will be promptly returned in full without interest.

The Units will not be certificated and the number of Units owned by each Investor shall be recorded in the Company's corporate records. No Units will actually be issued to an Investor until the Minimum Offering is achieved and no prospective investor shall be a member of the Company or an Investor unless and until the Minimum Offering is reached.

We anticipate that, at various levels of investment, which levels have not yet been determined, Investors will be provided with memorabilia in the form of merchandise from the Broadway Production, tickets to the show and billing in the program.

A purchaser of Units will become bound by the provisions of the Company's Operating Agreement and therefore will be subject to the rights and obligations under such agreement.

Right to Reject Subscriptions

We maintain the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned by us to the subscriber, without interest or deductions.

Front Money Investors

As of the date of this Offering Circular, the Managing Member has received $85,000 in "front money" from a single investor to financially assist the Managing Member with pre-production expenses for the Broadway Production, including the expenses of this offering. If the Minimum Offering is achieved, the front money will be converted into an investment in Units. In recognition of the high risk associated with front money, the Managing Member agreed to provide the front money investor with an enhanced participation in Adjusted Net Profits. Such enhancement will come from the Managing Member's share of Adjusted Net Profits and will have no impact on Investors' shares of Adjusted Net Profits. Of course there can be no assurance that we will earn any Adjusted Net Profits. *See, Risk Factor Number 6.*

State Qualification and Suitability

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Units in any jurisdiction in which, or to any person to whom, it would be unlawful to do so.

We have qualified the offering only with the California, Connecticut, Georgia, Illinois, Massachusetts, Michigan, Minnesota, New Jersey and New York state securities regulatory bodies and plan to qualify the offering with such other state securities regulatory bodies as we may determine from time to time. The offering is exempt from registration in Louisiana and we may also offer or sell Units in other states in reliance on exemptions from the registration requirements of the laws of those other states.

The Units are speculative, are subject to significant restrictions on transfer and involve a high degree of risk. Accordingly, the Units are suitable only as a long-term investment for persons who can afford to lose their entire investment. As a consequence, some states may require us to impose suitability standards applicable to investors from those states who wish to subscribe for Units in this offering. Such suitability standards may be in the form of recommendations or may be mandatory requirements. If the suitability standards are mandatory, we will require investors to execute a representation or supply evidence of compliance with the applicable standards. We reserve the right to reject any subscription for any reason, including if we determine that the Units are not a suitable investment for a particular investor.

California residents may not invest in this offering unless such resident meets the following suitability test:

> California residents who wish to purchase Units must have not less than (i) $60,000 liquid net worth (a net worth exclusive of home, home furnishings and automobile) plus $60,000 gross annual income, or (ii) $225,000 liquid net worth.

Michigan residents may not invest in this offering unless such resident meets the following suitability test:

> Michigan residents who wish to purchase Units must be "accredited investors" as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended, and includes a natural person who has individual net worth, or joint net worth with the person's spouse, that exceeds $1 million (excluding the value of such person's primary residence), a natural person with income exceeding $200,000 in each of the two most recent years (or joint income with a spouse exceeding $300,000 for those years) and a reasonable expectation of the same income level in the current year, or any entity, all of the owners of which are themselves accredited investors.

Units will be sold only to California and Michigan residents that meet the requirements applicable to them. Even if a prospective investor represents that he or she meets the required suitability standards, we reserve the right to reject any portion or all of such subscription for any reason, including if we determine that the units are not a suitable investment for such prospective investor.

Subscription Agreement

Our subscription agreement, when signed and delivered by a prospective investor to us, will be an irrevocable offer by such prospective investor to purchase Units in the amount provided in the agreement. In the subscription agreement, each prospective investor will be required to make representations to us that such prospective investor has received a copy of this Offering Circular, and the appendices and any supplements to this Offering Circular; that the prospective investor understands the risks associated with an investment in the Units; that the prospective investor is purchasing Units for the purpose of investment and not for resale; that the prospective investor is aware that the Units are subject to significant restrictions on transfer; and that the prospective investor has had the opportunity to obtain advice of such prospective investor's legal counsel and accountants or other financial advisers with respect to the tax and other considerations relating to an investment in our Units.

In addition, the subscription agreement contains a statement that each prospective investor agrees to be bound by our Operating Agreement. The subscription agreement also requires information about the nature of the prospective investor's ownership, the prospective investor's residence, and the prospective investor's taxpayer identification or social security number. Subscription agreements are subject to approval and acceptance by us, and we reserve the right to reject any subscription in whole or in part for any reason in our sole discretion. Prospective investors should review the representations and other provisions of the subscription agreement carefully before signing it.

Advertising, Sales and other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this offering, the Company or the Units and are not to be considered part of this Offering Circular. This offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Units.

LEGAL MATTERS

Legal matters in connection with this offering have been and will be passed upon for the Managing Member and the Company by Franklin, Weinrib, Rudell & Vassallo, P.C., 488 Madison Avenue, New York, New York 10022. The firm of Franklin, Weinrib, Rudell & Vassallo, P.C. also represents the Managing Member and by investing in the Company, prospective investors consent to such representation.

All prospective investors are encouraged to consult their own legal advisors for advice in connection with this offering.

EXPERTS

The financial statements included in this Offering Circular have been audited by Silberstein Ungar, PLLC to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

TRANSFER AGENT

We will serve as our own transfer agent and registrar.

INDEX TO FINANCIAL STATEMENTS

Silberstein Ungar, PLLC CPAs and Business Advisors

Phone (248) 203-0080
Fax (248) 281-0940
30600 Telegraph Road, Suite 2175
Bingham Farms, MI 48025-4586
www.sucpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
The Godspell, LLC
New York City, NY

We have audited the accompanying balance sheet of The Godspell, LLC as of December 31, 2010, and the related statements of operations, member's deficit, and cash flows for the period from January 25, 2010 (date of inception) to December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Godspell, LLC as of December 31, 2010, and the results of its operations and cash flows for the period from January 25, 2010 (date of inception) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that The Godspell, LLC will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred losses from operations, has negative working capital and is in need of additional capital to enable it to use the funds it has received from prospective members as equity and fund the production of the play. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are described in Note 3. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Silberstein Ungar, PLLC
Silberstein Ungar, PLLC

Bingham Farms, Michigan
March 28, 2011

The Godspell, LLC
(A Development Stage Company)
Balance Sheet
December 31, 2010

Assets

Current Assets		
Cash	$	100
Total Current Assets		100
Other Assets		
Cash - restricted		348,100
Production costs - Godspell		90,647
Total Other Assets		438,747
Total Assets	$	**438,847**

Liabilities and Member's Deficit

Current Liabilities		
Accounts payable and accrued expenses	$	23,474
Loan payable - related party		163,516
Refundable subscriptions payable		433,100
Total Current Liabilities		620,090
Total Member's Deficit		(181,243)
Total Liabilities and Member's Deficit	$	**438,847**

See accompanying notes to financial statements

The Godspell, LLC
(A Development Stage Company)
Statement of Operations
From January 25, 2010 (Inception) to December 31, 2010

Revenues	$ -
General and administrative expenses	181,343
Net loss	$ (181,343)

See accompanying notes to financial statements

The Godspell, LLC
(A Development Stage Company)
Statement of Member's Deficit
From January 25, 2010 (Inception) to December 31, 2010

Issuance of member's unit to founder for cash	$ 100
Net loss for the period from January 25, 2010 (inception) to December 31, 2010	(181,343)
Balance - December 31, 2010	**$ (181,243)**

The accompanying notes are an integral part of the financial statements.

See accompanying notes to financial statements

The Godspell, LLC
(A Development Stage Company)
Statement of Cash Flows
From January 25, 2010 (Inception) to December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (181,343)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in production costs - Godspell	(90,647)
Increase in accounts payable and accrued expenses	23,474
Net Cash Used In Operating Activities	(248,516)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from loan payable - related party	163,516
Proceeds from refundable subscriptions payable	433,100
Proceeds from issuance of member unit	100
Net Cash Provided By Financing Activities	596,716
Net Increase in Cash	348,200
Cash - Beginning of Period	-
Cash - End of Period	$ 348,200
SUPPLEMENTARY CASH FLOW INFORMATION:	
Cash Paid During the Period for:	
Income taxes	$ -
Interest	$ -

See accompanying notes to financial statements

The Godspell, LLC
(A Development Stage Company)
Notes to Financial Statements
December 31, 2010

Note 1 - Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission.

Note 2 - Organization, Nature of Operations and Summary of Significant Accounting Policies

The Godspell LLC ("Godspell" and "The Company") was formed in the State of Delaware on January 25, 2010 as a Limited Liability Company. The Company is seeking to raise capital to stage a live dramatic presentation of the show *Godspell* in a Broadway, New York theatre. The Company has yet to commence operations.

The Company's year-end for financial reporting and income tax reporting is December 31.

Development Stage

The Company's financial statements are presented as those of a development stage enterprise. Activities during the development stage primarily include equity based financing and further implementation of the business plan. The Company has not generated any revenues since inception.

Risks and Uncertainties

The Company's operations are subject to significant risk and uncertainties including financial, operational, and regulatory risks including the potential risk of business failure.

Also see Note 3 regarding going concern matters.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from estimates.

Note 2 - Organization, Nature of Operations and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2010.

The Company minimizes its credit risk associated with cash by periodically evaluating the credit quality of its financial institution. At December 31, 2010, the balance of cash in the Company's bank account exceeded the federally insured limit. Management believes it does not have a material amount of risk related to this.

Funds raised under the terms of the Company's Regulation A offering will be treated as restricted cash until the Minimum Offering is achieved. The balance of restricted cash at December 31, 2010 was $348,100. Management does not presently segregate this cash into a separate bank account or have the cash escrowed or held in a trust account. (See Note 5)

Production Costs - *Godspell*

The Company policy is to capitalize production costs of *Godspell.* The costs will be amortized over the estimated life of the play once it is open, or expensed should the costs be determined to be impaired or if the play does not open. Total expenditures capitalized as of December 31, 2010 were $90,647.

Fair Value of Financial Instruments

Godspell's financial instruments consist of cash, accounts payable and accrued expenses, and loans payable to a related party. The carrying amount of these financial instruments approximates fair value unless otherwise disclosed in these financial statements.

Recent Accounting Pronouncements

Effective upon inception, the Company adopted FASB ASU No. 2009-05, *Fair Value Measurements and Disclosures (Topic 820)* ("ASU 2009-05"). ASU 2009-05 provided amendments to ASC 820-10, *Fair Value Measurements and Disclosures – Overall,* for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain techniques. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. ASU 2009-05 also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the

Note 2 - Organization, Nature of Operations and Summary of Significant Accounting Policies (continued)

identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. Adoption of ASU 2009-05 is not expected to have a material impact on the Company's results of operations or financial condition.

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the results of its operations, financial position or cash flow.

Note 3 - Going Concern

As reflected in the accompanying financial statements, the Company is in the development stage and has not yet received revenues from operations, has a net loss from inception of $181,343 and net cash used in operations of $248,517 for the period ended December 31, 2010, and a working capital deficit of $619,990 and members' deficit of $181,243 at December 31, 2010.

The Company intends to raise additional funds to finance its immediate and long-term operations through an initial public offering. The successful outcome of future financing activities cannot be determined at this time and there is no assurance that if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.

These factors, among others, raise doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments related to recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These accompanying financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 4 - Loans Payable – Related Party

From January 25, 2010 (Inception) to December 31, 2010, the Company's Managing Member advanced $163,516 to fund expenses. The advances are non-interest bearing, unsecured and are due upon the capitalization of the Company, which is expected within the next twelve months.

Note 5 - Refundable Subscriptions Payable

The Company executed an Offering Circular to raise funds to finance the Musical. Under the terms of the offering, if the Company does not raise a minimum of $3,750,000 by January 23, 2012, then the investments are subject to refund. The Company has accounted for monies raised under the Offering Circular as current liabilities. In the event the Offering closes, all subscriptions will become equity investments. During the period from January 25, 2010 (inception) to December 31, 2010, the Company received subscriptions totaling $348,100, net of refunds. (See Note 9)

Note 6 - Front Money Investment

The Company's managing member, Davenport Enterprises, Inc. (the "Managing Member") entered into an agreement with a front money investor prior to the Company's formation (the "Front Money Agreement").

The Front Money Agreement provides that the front money investor advance $85,000 to be used for pre-production and production activities relating to the Musical. The Front Money Agreement also provides that upon full capitalization, the front money investor will become a member of the Company in an amount equal to the advance. The Company has offered the front money investor enhanced participation in adjusted net profits of the Company from the Managing Member's share of adjusted net profits.

If the Managing Member abandons production of the Musical, the only obligation of the Managing Member is to return to the front money investor the unused portion of the advance. As of December 31, 2010, all $85,000 has been expended. The $85,000 has been included as a component of the refundable subscriptions payable balance at December 31, 2010.

Note 7 - Members' Deficit

In January 2010, the Company's Managing Member contributed $100, which resulted in a 100% ownership interest.

Note 8 - Income Taxes

The income or loss of the Company is reported by its member on its Federal income tax return. Therefore, there is not a provision for income taxes in these financial statements.

Note 9 – Commitments and Contingencies

The Company has entered contracts related to the production of *Godspell* that require it to make certain future payments as provided for in the contracts. The payments due under these contracts are primarily based on future receipts from performances. Additionally, the Company's Managing Member is entitled to receive certain production fees and other compensation including 50% of our Adjusted Net Profits, and a fee of up to $12,000 plus $1,200 per week for marketing services and a fee of up to $15,000 plus $1,500 per week for internet marketing services.

The Godspell, LLC
(A Development Stage Company)
Notes to Financial Statements
December 31, 2010

Note 10 - Subsequent Events

The Company performed a review of subsequent events through March 28, 2011, the date the financial statements were issued, and concluded that events or transactions occurring during that period requiring recognition or disclosure were made, as follows:

During the first quarter of 2011 through March 20, 2011, the Company's Managing Member advanced $94,883 to fund expenses. The advances are non-interest bearing, unsecured and are due upon the capitalization of the Company, which is expected within the next twelve months. Management has determined that any amounts advanced from March 21, 2011 – March 28, 2011 are not able to be estimated as of the date of the issuance of these financial statements and the amount would be immaterial to these financial statements.

PART III

EXHIBITS

Item 1. Index to Exhibits.

The following exhibits are filed with this Offering Statement:

2.1	Certificate of Formation of The Godspell LLC dated January 25, 2010 (previously filed)
2.2	Amended and Restated Operating Agreement of The Godspell LLC dated October 26, 2010 (previously filed)
4.1	Form of Subscription Package (previously filed)
4.2	Front Money Agreement (previously filed)
6.1	Production Contract (previously filed)
6.2	Agreement with the General Manager (previously filed)
6.3	Agreement with Director (previously filed)
10.1	Consent of Silberstein Ungar, PLLC (filed herewith)
10.2	Consent of Franklin, Weinrib, Rudell & Vassallo, P.C. (contained in Exhibit 11.1)
10.3	Consent of Preti Flaherty Beliveau & Pachios, LLP (contained in Exhibit 11.2)
11.1	Opinion of Franklin, Weinrib, Rudell & Vassallo, P.C. (previously filed)
11.2	Opinion of Preti Flaherty Beliveau & Pachios, LLP (previously filed)
12.1	Sales Material (previously filed)

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 30, 2011.

THE GODSPELL LLC

By: Davenport Theatrical Enterprises, Inc.
its Managing Member



By: ______________________________
Name: Kenneth A. Hasija
Title: President of the Managing Member

This offering statement has been signed by the following person in the capacity and on the date indicated below.



____
Kenneth A. Hasija
Title: President of the Managing Member

Date: March 30, 2011

EXHIBITS

Exhibit Number	Description	Exhibit Page No.
2.1	Certificate of Formation of The Godspell LLC dated January 25, 2010 (previously filed)	--
2.2	Amended and Restated Operating Agreement of The Godspell LLC dated October 26, 2010 (previously filed)	--
4.1	Form of Subscription Package (previously filed)	--
4.2	Front Money Agreement (previously filed)	--
6.1	Production Contract (previously filed)	--
6.2	Agreement with the General Manager (previously filed)	--
6.3	Agreement with Director (previously filed)	--
10.1	Consent of Silberstein Ungar, PLLC (filed herewith)	1
10.2	Consent of Franklin, Weinrib, Rudell & Vassallo, P.C. (contained in Exhibit 11.1)	--
10.3	Consent of Preti Flaherty Beliveau & Pachios, LLP (contained in Exhibit 11.2)	--
11.1	Opinion of Franklin, Weinrib, Rudell & Vassallo, P.C. (previously filed)	--
11.2	Opinion of Preti Flaherty Beliveau & Pachios, LLP (previously filed)	--
12.1	Sales Material (previously filed)	--

Silberstein Ungar, PLLC CPAs and Business Advisors

Phone (248) 203-0080
Fax (248) 281-0940
30600 Telegraph Road, Suite 2175
Bingham Farms, MI 48025-4586
www.sucpas.com

March 30, 2011

To the Managing Member of
The Godspell, LLC
New York, NY

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Offering Circular on Form 1-A (Post-Qualification Amendment No. 5) of our report dated March 28, 2011, on the financial statements of The Godspell, LLC, for the period ended December 31, 2010, included on Form 1-A, herein, and to the reference to our firm under the heading "Experts" in the Offering Circular.

Sincerely,

Silberstein Ungar PLLC

Silberstein Ungar, PLLC

Bingham Farms, Michigan